02028972

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Champion Resources Inc

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 1 5 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4280

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dl

DATE : 5/14/02

82-4286

CHAMPION RESOURCES INC.

1320 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Tel: (604) 689-7842
Fax: (604) 689-4250

SEC MAIL PROCESSING
RECEIVED
APR 30 2002
WASH. D.C. 155 SECTION

AR/S
12-31-01

02 MAY -6 AM 10:25

RENEWAL

ANNUAL INFORMATION FORM

For the Year
Ended December 31, 2000

Dated: May 4, 2001

TABLE OF CONTENTS

PRELIMINARY NOTES

Incorporate of Financial Statements

Incorporated by reference into this Annual Information Form ("AIF") are the consolidated financial statements of Champion Resources Inc. for the years ended December 31, 2000 and 1999. All financial information in this AIF has been prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information contained in this AIF is as of December 31, 2000 unless otherwise stated.

Forward-Looking Statements

This AIF contains certain forward-looking statements and information relating to Champion that are based on the beliefs of its management as well as assumptions made by and information currently available to Champion. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to Champion or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to, among others, compliance with environmental standards, the sufficiency of current working capital, the sufficiency of ore reserves at the Farim project, the estimated cost and availability of funding for the proposed development of the Farim project, the implementation of mining practices at the Farim project and estimated exploration expenditures to be incurred on Champion's exploration properties. The MD&A which is incorporated by reference within this AIF also contains forward-looking statements relating to, among others, forecast capital and non-operating spending and production costs in respect of the Farim project. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Champion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Important factors are identified in this AIF under the headings "Risks and Uncertainties", "Foreign Operations" and "Competitive Conditions." Other factors include, among others both referenced and not referenced in this AIF, changes in general economic conditions, and changes in business strategy. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, the company does not intend, and does not assume any obligation, to update these forward-looking statements.

CORPORATE STRUCTURE

Name and Incorporation

Champion Resources Inc. ("Champion" or the "Company") was incorporated under the *Company Act* (British Columbia) on March 16, 1988 with an authorized capital of 10,000,000 common shares without par value. Effective September 26, 1995, the authorized capital of the Company was increased to 25,000,000 common shares without par and effective June 24, 1998, the Company's authorized capital was further increased to 100,000,000 common shares without par value.

The Company is a reporting issuer in British Columbia and Alberta and its common shares have been listed for trading on the Canadian Venture Exchange (previously, the Vancouver Stock Exchange) since April 3, 1989. The Company is considered to be a "Tier 1" company under the policies of the Canadian Venture Exchange (the "CDNX").

The Company's head office and principal address of the Company is located at 1320 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8. The Company's registered and records office is located at 1000 – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among the Company's subsidiaries, which are owned directly or indirectly by the Company, their jurisdiction of incorporation and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Company. None of the following subsidiaries has any non-voting securities outstanding.


CHAMPION RESOURCES INC.
(British Columbia, Canada)
100%
CHAMPION RESOURCES (BARBADOS) INC.
(Barbados)
100%
CHAMPION INDUSTRIAL MINERALS INC.
(Barbados)
FARIM PHOSPHATE PROJECT GUINEA BISSAU
100%
CHAMPION INDUSTRIAL MINERALS SA (PROPRIETARY) LTD.
(South Africa)

Unless the context otherwise indicates, reference to "Champion" or "Company" includes Champion Resources Inc. and its subsidiaries. The Company also has a wholly-owned U.S. subsidiary known as Champion Resources (US) Inc., a Colorado company, and a wholly-owned Mexican subsidiary known as Minera Champion S.A. de C.V. These subsidiaries were inactive during the recently-completed financial year and, accordingly, the Company will be making a determination as to whether or not these companies should be wound-up.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a mineral exploration company engaged in the acquisition, exploration, and development of mineral properties. The Company is in the exploration and development phase and does not have any properties in commercial production. The status of properties controlled by the Company range from early-stage exploration to post-feasibility financing initiatives.

In March 1996, the Company acquired an option to earn an interest in certain prospecting permits collectively referred to as the Takatu Gold Project located in northwest Guyana. In December 1999, after having met all of the earn-in requirements, which included $2,500,000 of exploration and development work, the Takatu Joint Venture was formed, of which the Company was appointed manager. Due to the prevailing low price of gold, the project was subsequently placed under care and maintenance while efforts were made to seek out an industry partner. Despite concerted efforts over the last two (2) years, the Company has been unable to bring in industry partners to participate in the development of the project. The Company has been hampered in these efforts due to the depressed state of the metals market and the outlook for metal prices, among other things. As a result, the Company relinquished its interest and resigned as manager of the Takatu Joint Venture in September 2000.

In August 1997, the Company acquired a 100% interest in the El Rubi base-metal massive sulphide property in Jalisco State, Mexico. During 1998 and 1999, the Company carried out stream-sediment geochemical surveys, prospecting and rock sampling and multi-element analyses. The Company subsequently made efforts to secure a partner to advance the property; however, these efforts were not successful and during the early part of fiscal year 2000, the Company relinquished its interest in the property.

The Company has focused its efforts on the Farim phosphate project located in north central Guinea Bissau, West Africa, after being granted a Mineral Study Contract in January 97 to explore the country of Guinea Bissau for all minerals (excluding oil and gas and bauxite) for an initial two-year period (this exclusive right was recently extended for a further one-year period, i.e. until April 2002). The Mineral Study Contract also provided the Company with an option to evaluate the Farim phosphate project for a six month period and, if results were positive, to obtain the rights to develop the deposit.

The Company directed a fatal-flaw analysis and technical assessment of the Farim project, which resulted in positive recommendations regarding its economic potential. Accordingly, the Company negotiated and obtained an Exploration Concession and Mining Lease Agreement with the Government of Guinea Bissau on August 8, 1997.

Since being granted the Exploration Concession and Mining Lease, the Company has been involved in the process of developing the Farim project into a producing mine and towards this goal, has completed a detailed due diligence program and feasibility study as part of the requirements to secure project financing which confirmed an overall resource of 166 million tonnes of phosphate ore grading 29.1% P_2O_5 and established a phosphate recovery rate of up to 84.1%. The recovery rate is an increase over earlier work and reduces the estimated production cost per tonne of phosphate concentrate. The initial 15 year mine plan schedules 37.3 million tonnes of phosphate ore grading 31% P_2O_5 which will produce 2.1 million tonnes of concentrate.

The Company has received interest from major phosphate consumers and traders, both in terms of phosphate sales, potential acquisition or the formation of a development joint venture. The Company initiated production offtake contracts and financing arrangements with a South African banking group. These negotiations have since been suspended and the Company is now concentrating its efforts on securing an industry partner to jointly develop the project.

During the Fall of 2000, the Company conducted an orientation heavy mineral stream sediment sampling program survey over the eastern portion of Guinea Bissau pursuant to its exclusive exploration rights over the entire country. In order to obtain baseline data, eight (8) samples were collected. Two (2) out of eight (8) samples collected from streams were shown to contain OP5 orthopyroxenes and G5 magnesian almandine garnets (kimberlite indicator minerals), which likely were derived from kimberlite. In April 2001, the Company commenced a diamond exploration program comprising 120 heavy mineral concentrate samples to be collected over a 1,000 square kilometre area, which will evaluate the diamond potential of the area.

Trends, Uncertainties and Risks

Industrial minerals, like other bulk commodities, exhibit cyclic pricing behavior. As the principal asset of the Company is phosphate, which is an industrial mineral, the future value of the Farim reserves are subject to the market conditions of the fertilizer industry. This industry is coming out of a period of depressed markets, and phosphate experts are generally forecasting improved prices over the next 5 years, though this can not be guaranteed.

Increasingly more stringent European Union constraints on cadmium content for imported phosphate rock should increase the future value of the Farim product due to its inherent low cadmium content. Never-the-less, existing African and Jordanian producers can be expected to oppose development of new supplies such as Farim, as Farim rock should be very competitive and will attract some existing customers away from historic relationships. In addition, as already depleted south-eastern US phosphate reserves continue to decline, and environmental pressure against older mines continues to increase, new opportunities for Farim product sales should evolve.

Financing for industrial projects in third world locations is always challenging, regardless of the value of any particular project. While Farim has attracted considerable financing interest to date, management has yet to secure project financing. Political instability over the last two years in Guinea Bissau has added to the hurdles of completing an acceptable financing package. The election last year of a democratic government and its success in managing internal challenges which have arisen from time to time since then is providing confidence that stable conditions should prevail. The Company's ability to obtain financing and the timing thereof, however, remain uncertain. Management continues to be confident that the high quality of the project's reserves, strong government support, and access to ship the phosphate rock product on nearby tidewater will ultimately make this a very attractive investment for overseas downstream fertilizer producers.

NARRATIVE DESCRIPTION OF THE BUSINESS

PROPERTIES OF CHAMPION

As of December 31, 2000, the Company's property interests were carried on the balance sheet as assets with a book value of $6,889,382. The book value consists of cumulative expenditures on properties for which the Company has future exploration plans. The book value is also not necessarily the fair market value of the properties. Table 1 shows the names, sizes and book values (as per balance sheet for the year ended December 31, 2000) of the Company's mineral properties.

Table 1 - The Company's Mineral Properties

Property Name	Size (Hectares)	Ownership Interest	Book Value December 31, 2000 (CDN$)
Takatu Joint Venture	9,425	41.82%	-
Farim Project	30,635	100%	$6,289,538
Guinea Bissau Reconnaissance	-	-	$599,844

The Company spent a total of $2,511,045 on exploration and development (including property payments) during the year ended December 31, 2000, compared to $3,253,682 in the previous year. Detailed information on the expenditures is contained in Table 2.

Table 2 - Deferred Mineral Property Costs (CDN$)

Property	Balance December 31, 1999	2000 Lease Payments	2000 Expenditures	2000 Write-Down	Balance December 31, 2000
Guinea Bissau Reconnaissance	$ 561,758	-	$ 38,086	-	$ 599,844
Takatu Joint Venture	$2,734,753	-	$ 12,117	$2,746,870	-
Farim Project	$,828,696	$ 37,658	$2,423,184	-	$6,289,538

Guinea Bissau Reconnaissance Project, West Africa

On January 15, 1997, the Company was granted the exclusive right to search for minerals (excluding oil and gas and bauxite) in the country of Guinea Bissau (the "Mineral Study Contract"). The Mineral Study Contract was signed by the Ministry of Energy, Industry and Natural Resources, Government of Guinea Bissau, and was granted for a period of two (2) years, which period, but for *force majeure* invoked by the Company, would have expired on January 15, 1999. In consideration for such exclusive rights, the Company is required to incur cumulative exploration expenditures of US$460,000 during the two year period and to provide the government with the technical findings of its research. The government has agreed to grant the Company mining leases for deposits which the Company locates during the term of the agreement.

During 1997, the Company carried out a program of follow-up sampling of gold and base-metal geochemical anomalies identified in earlier surveys. There is also reference in historical data to the presence of diamond-indicator minerals in some localities. The gold exploration program carried out by the Company indicated a low probability of significant gold being found in the country as no anomalous results were obtained within the prospective areas. The Company spent approximately C$561,758 on the program.

Effective June 7, 1998, the Company invoked *force majeure* under the Mineral Study Contract due to civil and political unrest in the country. The declaration of *force majeure* had the effect of adjusting time periods and effective dates under the Mineral Study Contract. The Company rescinded the notice of *force majeure* on October 15, 2000 and now, after being granted a one-year extension of the reconnaissance program, must complete the two-year reconnaissance program under the Mineral Study Contract by April 5, 2002.

During the Fall of 2000, the Company conducted a heavy mineral stream sediment sampling survey over the eastern portion of Guinea Bissau. To obtain baseline data, eight (8) samples were collected. Two (2) out of eight (8) samples collected were shown to contain OP5 orthopyroxenes and G5 magnesian almandine garnets (kimberlite indicator minerals), likely derived from a kimberlite source. Based upon these successful results, the Company commenced a diamond exploration program in April 2001 comprising 120 heavy mineral concentrate samples to be collected over a 1,000 square kilometre area, which will further evaluate the diamond potential of the area.

Farim Phosphate Project, Guinea Bissau

Underlying Contracts

Pursuant to the terms of the Mineral Study Contract dated January 15, 1997 with the Government of the Republic of Guinea Bissau (see "Guinea Bissau Reconnaissance Project, West Africa"), the Company acquired the right to evaluate the Farim phosphate deposit for an initial period of six months. At the end of this six month period, the Company had the right to elect to convert the Contract to a Concession of Exploration extending the Company's evaluation period for a further period of six months.

During the initial six-month evaluation period, the Company completed a fatal-flaw analysis and technical assessment of the project which resulted in positive recommendations regarding its economic potential. Accordingly, the Company entered into an Addendum to the Mineral Study Contract with the Government of Guinea Bissau on August 8, 1997 which granted the Company a Concession of Exploration (the "Concession of Exploration") for a period of one (1) year.

In consideration for the grant of the Concession of Exploration, the Company paid the Government the sum of US$48,614 and was required to carry out a specific work program, which included additional drilling, metallurgical work and economic studies. In the event the Company satisfied the terms of the Concession of Exploration, the Company would receive a mining lease incorporating the terms of new mining legislation. In the event the draft legislation was not implemented within a period of one (1) year, the mining lease would be renewable for successive one year periods.

On June 7, 1998, due to civil strife in the country, the Company declared *force majeure* specifically with respect to the Farim Project. The declaration of *force majeure* had the effect of adjusting all time periods and dates under the Concession of Exploration by taking into account the extension and delay arising out of these events of *force majeure*. Accordingly, the Company paid the Government a further US$48,614 on the anniversary of the effective date of the Addendum. The Company rescinded its declaration of *force majeure* on September 27, 1999 and resumed its activities under the Concession of Exploration. On October 10, 1999, following completion of the required work program, the Company was granted four (4) mining leases from the Government in accordance with the terms of The Minerals Act 1997 which was passed in Parliament in late 1999. The Mining Leases have a term of twenty-five (25) years and may be renewed for an additional twenty-five (25) years. The Company also obtained a Prospecting Licence from the Government which is valid for a period of two (2) years from May 24, 2000 and may be renewed for consecutive two (2) year terms.

The mining leases cover a total area of 30,635 hectares. The Company is required to pay annual mining lease fees based on the rate of 600 CFA francs per year, per mining hectare, for the first four (4) years or approximately 375,000 CFA francs (US$31,000) per year; and 1,200 CFA francs per year, per mining hectare for years five (5) through eight (8) or approximately 750,000 CFA francs (US$61,000) per year. The mining leases will revert to the Republic of Guinea Bissau after eight (8) years, unless the Company has either applied for a mining permit, applied for a one-time, two (2) year extension to conduct further prospecting activities at an annual mining lease fee of 2,400 CFA francs per year per mining hectare, or submitted a mine production application, or applied for a mine retention lease in lieu of filing a mine production application or inability to perform due to uneconomical conditions beyond its control.

Location and Access

Farim is a sedimentary phosphate deposit located approximately 25 kilometres south of the Senegalese border near the town of Farim in north central Guinea Bissau, a small country on the Atlantic coast of West Africa. The deposit can be accessed by paved highway from Bissau, the capital and a deep-water port, some 80 kilometres to the southwest. A ferry service across the Cacheu River, which lies adjacent to the deposit, permits vehicular access to the property. Bissau has an international airport with services offered to Europe and other parts of Africa on a regular basis. The local terrain is moderately vegetated and very flat, reaching a maximum elevation of only 40 metres above sea level. A reasonable network of paved and dirt roads covers much of the country and provides good access for exploration and development activities.

Geological Setting

The Farim phosphate deposit occurs within an Eocene sedimentary sequence that defines a vast marine basin extending along the Atlantic coast of Africa from Morocco in the north to Guinea Bissau in the south. Approximately 50% of the world's known phosphate reserves occur in this basin, dominated by large deposits in Morocco. A sub-basin that includes southern Mauritania, Senegal and Guinea Bissau contains three phosphate deposits in addition to Farim. They are Taiba and N'diendiouri Quali Diala in Senegal and Bofal in Mauritania.

The Farim district is near the southern margin of the Casamance Gulf, an elongate northeasterly depression lying near the southern margin of the Mauritania-Senegal-Guinea Bissau sedimentary basin. The Farim phosphate deposit occupies a small embayment between the north flank of the Rio Jumbembem ridge and the Binta dome, two topographic highs within the basin. These highs form a northeasterly oriented structure that overlies a basement flexure marking the southern margin of the Casamance sedimentary basin. Eocene sedimentary units thin and wedge out against this ridge, which has been traced for well over 100 kilometres through Guinea Bissau and southern Senegal. Northwest of the Rio Jumbembem-Binta high, there is a zone of subsidence marking the southeastern edge of the Casamance Gulf.

At Farim, phosphatic beds are located within the middle Eocene Lutetien Formation. The stratigraphic sequence throughout the deposit area includes a footwall limestone, a calcareous-phosphate unit (FPB), a decalcified phosphate unit (FPA), a hangingwall dolomitic limestone, a clayey phosphate interval (FPO) and sandy argillaceous overburden, which ranges from 20 to 60 metres in thickness. The FPA constitutes the bed of economic interest at Farim. It formed as a result of chemical weathering of the FPB, a process that enriched the P_2O_5 content from 17% to almost 30%, which is considered high grade by world standards.

History and Previous Work

The initial discovery of the Farim phosphate deposit is credited to a geotechnical hole completed by the Portuguese in 1950 and confirmed later in petroleum exploratory holes by Esso in 1959. Between 1977 and 1979 the Directorate of Geology and Mines (DGM) of Guinea Bissau completed a seven-hole (707 metres) drill program under the United Nations Development Program (UNDP). One hole, PS-2, near the village of Saliquinhe intersected 4.9 metres of sandy phosphate (FPA) averaging 27% P_2O_5.

From 1981 to 1983, a co-operative project between the French Bureau of Geological and Mining Research (BRGM) and the DGM involved drilling 102 holes to test the extent of phosphate including a more detailed study of the high-grade area to the west of the town of Farim. Drilling on a 500-metres grid around hole PS-2 resulted in the definition of a geological reserve of 105 million tonnes grading 29.8% P_2O_5 at a minimum thickness of three metres within a geological resource of 350 million tonnes. The program closed off the deposit to the east, south and southwest but not to the west and northwest.

In December 1986, Sofremines, a French mining agency, concluded a detailed pre-feasibility study based on mining 29.8% P_2O_5 ore to produce 500,000 tonnes of 36.5% P_2O_5 concentrate annually for 20 years. The study was positive but phosphate markets experienced a downturn at the time. No further work was done and the French abandoned the project in the late 1980's. The Company is in possession of most of the French technical data.

Champion Programs

After acquiring the Project in August 1997, the Company engaged Jacobs Engineering of Florida and Fertecon Research Centre Ltd. of London, both firms being internationally recognized consultants in the phosphate industry, to conduct a review of the earlier work that had been done by Sofremines and others to develop an exploitation plan for the deposit and the phosphate market, in general. Their review found no fatal flaws in the project and confirmed earlier work regarding the potential economic viability of the deposit. Their report included recommendations for additional work leading to a full feasibility study of the project.

1998 Drill Program

In April and May 1998, the Company conducted a 13-hole, diamond-drill program (600 metres) to obtain core for beneficiation work, to confirm previous drilling and to expand the limits of the mineable reserves. Analytical results on the core were positive, confirming previously stated phosphate grades and the good chemical characteristics of the deposit.

Due Diligence and Feasibility Study Work

In November 1998, the Company retained a financial advisor in South Africa to secure project financing for the development of the Farim deposit.

A technical and confirmatory review and feasibility study was initiated in April 1999 and was substantially completed in June 2000. The review and study work required that all technical aspects be examined, leading to an operating budget, together with capital cost estimates of the processing plant, infrastructure, mining fleet mobilisation, initial dewatering and mine design. The work included:

- the drilling of 18 core holes in the FPA (Faisceau Phosphate – A) orebody to enable comparison with existing data and to confirm the overburden depth, ore body thickness and phosphate content and to provide fresh samples for metallurgical testing;
- extensive metallurgical testing carried out in Florida and South Africa on core samples from the drill program;
- development of a process flowsheet for a proposed phosphate ore treatment plant;
- design of the phosphate ore treatment facility;
- development of resource estimates;
- conducting hydrological pump tests on wells drilled to determine the feasibility of dewatering the mine pit;
- development of an open pit mine design to mine the phosphate ore;
- assessment of the mining costs;
- assessment of training requirements and plant operating logistics and costs;
- conducting a bathymetric survey of the Cacheu River to determine the suitability of the river as a transport and transhipment point for the phosphate ore;
- solicitation of design criteria and bids from bulk commodity shippers for the river transport and transhipment facility to ocean transport;
- implementation of a preliminary environmental study to identify the potential impact of a mine in the region of the deposit
- analyzing the political risk and land tenure situations within Guinea Bissau; and
- detailed phosphate market studies and development of potential off-take commitments in North America, Europe and India.

Under the direction of the Company and its professional staff, the following studies and reviews were commissioned in respect of the Farim project:

Study Area	Consultant
Tenure	PC Vermeulen Consultants
Geology and drilling/sampling audit	The Mineral Corporation
Mineral Resource Estimates/Mine Design	John Zbeetnoff (mineral resource only) and MRDI Canada, a division of AGRA Simons Limited (reserves and mine design)
Hydro-geology/pit dewatering	Pincock, Allen & Holt
Metallurgy/Plant and Infrastructure Design	Bateman Engineering Limited
Environmental/River Study	Rescan Environmental Services Ltd.
Phosphate Marketing/Price Forecasting	Fertecon Research Centre Ltd./Industrial Mineral Research
Capital and Operating Costs	Bateman Engineering Limited (plant and infrastructure), Moolman Bros. and MRDI Canada (mining costs only)
Financial Analysis	The Mineral Corporation

The following are key aspects determined by the work carried out to-date:

- the results of the re-drilling indicate that BRGM data is reliable and that the FPA ore body has a phosphate content of approximately 30%, a low cadmium content of 11 ppm and a CaO content of approximately 42%;
- the hydrological study and preliminary pump tests indicate that the mine site can be dewatered without incurring excessive costs;
- a preliminary mine design delivering 2.5 million tonnes of ore to the process plant has been proposed, based on a conventional shovel and truck system;
- Metallurgical testwork on drill core samples indicated that an acid grade product can be produced at a nominal production rate of 2.0 million tonnes per year;
- Transport of the product down the Cacheu River to a silo-vessel has been investigated and indicated as feasible.
- The environmental audit indicates that no conditions exist that should inhibit responsible development of the project (the low cadmium content of the acid grade phosphate rock product is very attractive to European and North American buyers);
- A measured and indicated resource of 166 million tonnes grading 29.04% P_2O_5 has been identified. Further drilling in the design phase will be required for detailed planning of the first few years of production;
- The market studies have indicated that a projected escalating price of acid grade phosphate rock concentrate can be expected after 2001. Product samples have been distributed to suitable buyers and one buyer has entered into a Memorandum of Understanding to market 750,000 tonnes of product per annum;
- The operating cost per tonne of acid grade product has been estimated at US$24-$28 into the ocean going vessel over the 15 year project life. Further refinements to mine planning, product drying and produce river transport plans, will determine final operating cost parametres and operating cost forecasting.
- Capital costs have been estimated in the range of US$95 million, which amount excludes working capital.

Based upon the information contained in the above referenced technical studies, the Company and its professional staff substantially completed a feasibility study of the Farim project.

Resource Model

The Farim deposit resource was classified into the geological resource categories of measured, indicated and inferred. This resource classification system is generally based on the United States Geological Survey (USGS) published circular 882 (Sedimentary Phosphate Resources Classification System). This circular states that measured, indicated and inferred phosphate can be projected 125, 1,000 and 2,000 metres respectively around the drill holes. It is common practice within the phosphate industry to project measured resources out to 250 metres and considering the uniformity of the Farim deposit, the following resource classification was employed: :

Measured Resource — up to 250 metres around the drill hole
Indicated Resource — from 250 metres to 1000 metres around the drill hole
Inferred Resource — 1000 metres to 2000 metres around the drill hole

The global resource estimate of the Farim deposit within the 1.5 metre isopach for the FPA is summarized in the following table:

	Class	Tonnes	% P_2O_5	Ore Thickness (m)	Overburden (m)
North Area	Measured	31,051,000	30.22	3.51	47.8
	Indicated	55,072,000	29.79	3.39	51.3
	Inferred	460,00	28.83	3.63	64.5
	Total	86,169,000	29.94	3.43	50.0
South Area	Measured	22,110,000	29.20	2.98	33.6
	Indicated	57,748,000	27.64	2.79	31.1
	Inferred	3,052,000	24.92	2.32	32.4
	Total	82,910,000	27.96	2.82	31.8
Total Area	**Measured**	**53,161,000**	**29.79**	**3.27**	**41.9**
	Indicated	**112,819,000**	**28.69**	**3.06**	**41.0**
Measured + Indicated	**Subtotal**	**165,980,000**	**29.04**	**3.15**	**41.1**
	Inferred	**3,099,000**	**24.98**	**2.35**	**32.3**
	Total	**169,079,000**	**28.97**	**3.10**	**41.1**

A bulk density value of 1.40 tonne per cubic metre for the FPA was used in determining dry tonnage in the resource potential estimates.

Mine Plan

A preliminary mine plan has been developed based upon the resource estimates to provide a basis for engineering design of the mine. The most current metallurgical parameters, geotechnical recommendations and cost estimates have been used to provide a basis for defining a 15 year mine plan. Reserves for the 15-year mine plan, based upon measured and indicated resources, are summarized as follows:

	Ore (T)	% P_2O_5
Proven	18,101,000	31.31%
Probable	19,235,000	30.63%
Total	**37,336,000**	**30.96%**

The preliminary mine plan has been developed to release ore with an average grade exceeding 30% P_2O_5 for 15 years at an annual production rate of 2.47 million tonnes dry weight. The process facility will operate on a 365 days-per-year basis and it is expected that the mine will be capable of providing continuous feed to the plant. The mine plan is based upon conventional shovel and truck operation. The mine will be developed from a single starter pit. Mining will progress to the north and south from a starting point located in the central-east portion of the pit. This will allow for product blending in the early years which will ensure a consistent product by allowing the operation to vary the phosphate feed from the two pits. In addition, ore from the higher-grade pit to the northeast could be mined preferentially during the early years of production. Mining will initially progress towards the northeast and southwest allowing for the development of a two-pit mine scheme. Overburden will be stripped in 10 metre lifts with hydraulic front shovels and hauled with end dump haulage trucks to the external waste dump. Once a sufficient pit area has been opened up, mined areas will be backfilled with mined overburden. Haul road design width is 20 metres and the maximum grade is 10%.

Ore will be split-bench mined using hydraulic excavators and hauled to a dump pocket in the bottom of the pit with articulated end dump trucks. There it will be fed through a feeder breaker, slurried, and pumped to the process facility.

During the pre-production period, a starter pit will be developed to uncover 4 months ore production. Some of the overburden stripped from this pit will be hauled (approximately 4 kilometres) to the slimes pond area to build the embankments. The remainder of the preproduction overburden will be hauled to a waste dump outside the pit limits. Overburden will be mined at a rate that will ensure that a minimum of three-month inventory is always available in the event that the mine becomes inoperable. Overburden will not be mined for a period of two months during the rainy season.

Ore is scheduled to be mined year-round. To account for heavy storm events flooding the pit, an allowance has been made for 15 days cessation in ore mining. A one-month stockpile has been provided for on surface above the operating mine elevation to ensure ore availability during such periods. This stockpile will be covered by tarps and will only be drawn from when the pit is unable to provide ore feed.

Environmental

Environmental management will be conducted according to appropriate international standards. Environmental issues to be managed during the operation of Farim include promotion of environmental awareness; management of clean tailings-pond discharge to assist the local community with agrarian water usage; monitoring of product handling and storage to minimise product loss or ingress to water systems; progressive reclamation of the pit area by contouring of replaced overburden and waste tips.

The back-filled mine waste will be stabilised by contouring, replacement of soils and re-planting. The final pits that will remain at completion of each open pit will be stabilised so they can naturally re-fill with fresh groundwater and remain as permanent reservoirs.

Product & Marketing

Supply and Demand

Supply and demand fundamentals in the phosphate rock trade are considered good. Rock consumption declined from 1988 through 1993 but has stabilized and grown steadily since 1994. In 1999 global consumption of phosphate rock was about 146 million tonnes. Near term (5-10 years) growth expectations are 2-3% annually.

Prices

Together with increasing demand, the tightening of supply should lead to stronger prices for rock exporters. The current level of about $40-$45/tonne (depending on product grade) is predicted to escalate to the $50/tonne range by 2006 and stabilize in that region until 2012. At these price levels, the Farim project provides robust economic returns.

Farim Product

The Farim rock product quality compares very favourably with competitive internationally-traded rock. The grade of Farim rock will range from 32% to 36% P_2O_5 and have excellent physical and chemical characteristics.

The ratio of CaO/P_2O_5 is significantly lower than for most other rock sources, providing the customer with a price advantage in the production of phosphoric acid. There are very low levels of cadmium which makes it attractive to European and American consumers since cadmium is toxic. The levels of chlorine and magnesium are also low.

Product Offtake Interest

Offtake interest for Farim product has been received from companies in Europe, USA and India. Letters confirming the quality of Farim rock and expressing interest in future offtake have been received from Prayon-Rupel in Belgium, Fertiberia in Spain and Agrifos in the USA.

RISK FACTORS

The Company currently has one property which is located in Guinea Bissau, West Africa. This property is subject to various risks and uncertainties not elsewhere described in this annual Information Form, including, but not limited to the following:

Calculation of Reserves and Mineralization

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, the quantity of mineralization and reserve grades must be considered estimates only. In addition, the quantity of reserves and mineralization may vary depending on commodity prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of the Company's Farim property. In addition, there can be no assurance that recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Champion's activities and profitability.

Title Matters

Champion has investigated its right to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing. However, this should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. Champion currently operates in a country with developing mining laws, and changes in such laws could materially affect the rights and title to the interests held there by the Company.

Although the Company has conducted surveys of the mining leases in which the Company has an interest in Guinea Bissua, West Africa, there is no guarantee that title to such properties will not be challenged or impugned.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company competes with other exploration and mining companies, many of which have greater financial resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of minerals is volatile and cannot be controlled. If the price of minerals should drop significantly, the economic prospects of the Company's current project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may or continue to exist for the sale of products from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The development of the Company's Farim project will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing, debt or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Environmental Factors

All phases of Champion's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Champion's operations. Environmental hazards may exist on certain of the mining leases comprising the Farim project which are unknown to Champion at present which have been caused by previous or existing owners or operators of the properties.

Uninsured Risks

The mining business is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions and other acts of Gold. Such risks could result in damage to, or destruction of, mineral properties or facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

Champion maintains insurance against risk that are typical in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting injury.

Foreign Operations

Operations, development and exploration activities carried out by the Company are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. There is no assurance that future changes in taxes or such regulation in the various jurisdictions in which the Company operates will not adversely affect the Company's operations.

The Company's principal asset is held outside of Canada in Guinea Bissau, West Africa. As such, the Company may be affected by possible political or economic instability in such country. The risks include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest. Changes in mining or investment policies or shifts in political attitudes may also adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, expropriation of property, land use, land claims of local people, water use and safety. The effect of these factors cannot be accurately predicted.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Financial Data for 3 Years	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Total Revenues	13,332	70,663	19,979
Net Income (Loss) before Extraordinary Items	(3,715,752)	(828,501)	(389,271)
Net Income (Loss)	(3,715,752)	(828,501)	(457,786)
Data per Common Share Net Income (Loss) before Extraordinary Items	(0.12)	(0.03)	(0.02)
Net Income (Loss)	(0.12)	(0.03)	(0.02)
Dividends declared	-	-	-
Total Assets	7,418,078	8,128,725	4,398,186
Long Term Debt	-	-	-

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

The Company's net loss for the year ended December 31, 2000 was $3.7 million as compared to a net loss of $829,000 for the year ended December 31, 1999. Included in the current year's result was a write-off of $2.7 million in exploration expenditures relating to the Takatu Project located in Guyana. General and administrative expenses increased during 2000 by $175,000 to $961,000 from $786,000. Included in year 2000 was $45,000 relating to financing advisory fees paid to CIBC Investment Banking and approximately $63,000 incurred in respect of a failed takeover of the Company by a major phosphoric acid producer. In addition, consulting and professional fees increased by $85,000 and $18,000 respectively from 1999. Management fees increased by $32,000 from 1999, offset by a decrease of $87,000 in promotion and public relations expenses.

Revenue for the year ended December 31, 2000 was $13,000 compared to $71,000 for the prior year due to lower levels of cash invested.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

The Company's expenses during the fiscal year ended December 31, 1999 totaled $785,773 compared to $395,328 as at December 31, 1998. General and administrative expenses increased during fiscal year 1999 by $390,445 to $785,773 from $395,328 in fiscal 1998, due to a substantial increase in project activities.

The Company's loss for the fiscal year ended December 31, 1999 totaled $828,501, or $.03 per share, compared to $389,271 or $.02 per share for the year ended December 31, 1998. Because of the Company's focus on exploration and development rather than on mining operations, an annual profit or loss was not a meaningful measure of the Company's performance during the fiscal period ended December 31, 1999.

Cumulative mineral property costs totaled $7,125,207 at December 31, 1999, up $3,040,628 from $4,084,579 at December 31, 1998. The Company's policy during both fiscal years ended December 31, 1998 and 1998 was to write down these costs on a property-by-property basis if there is little prospect of further work being carried out by the Company.

Dividends

There are no restrictions which prevent the Company from paying dividends. The Company has not paid dividends to date on its common shares and has no plans to pay dividends in the near future. Any decision to pay dividends in the future will be based on the Company's earnings and financial requirements and other factors which its board of directors may consider appropriate in the circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the financial condition, changes in financial condition and results of operations for the years ended December 31, 2000 and December 31, 1999 should be read in conjunction with the Company's consolidated financial statements. The financial information presented herein was prepared in accordance with generally accepted accounting principles in Canada.

Results of Operations

The Company's net loss for the year ended December 31, 2000 was $3.7 million as compared to a net loss of $829,000 for the year ended December 31, 1999. Included in the current year's result was a write-off of $2.7 million in exploration expenditures relating to the Takatu Project located in Guyana. General and administrative expenses increased during 2000 by $175,000 to $961,000 from $786,000. Included in year 2000 was $45,000 relating to financing advisory fees paid to CIBC Investment Banking and approximately $63,000 incurred in respect of a failed takeover of the Company by a major phosphoric acid producer. In addition, consulting and professional fees increased by $85,000 and $18,000 respectively from 1999. Management fees increased by $32,000 from 1999, offset by a decrease of $87,000 in promotion and public relations expenses.

Revenue for the year ended December 31, 2000 was $13,000 compared to $71,000 for the prior year due to lower levels of cash invested.

Liquidity and Capital Resources

At December 31, 2000, the Company had a working capital deficiency of $206,000. During 2000, the Company completed private placements of 4,270,000 shares at prices of $0.61 and $0.52 per share for net proceeds of $2.4 million. Subsequent to December 31, 2000, the Company received $624,000 from proceeds relating to a further private placement of 3,120,000 shares at $0.20 per share.

Expenditures incurred on the Farim project during 2000 were $2.6 million. These expenditures were mainly related to the completion of technical studies. In addition, the Company incurred $38,000 in connection with a heavy mineral stream sediment sampling survey over the eastern portion of Guinea Bissau to evaluate the diamond potential of the area.

The Company has limited capital resources and has to rely upon the sale of equity and debt securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely upon the sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any period or, if available, that it can be obtained on terms satisfactory to the Company.

Risks

The Company's properties are subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

Outlook

Should additional funds be required for general working purposes and to fund the development of the Farim project, the Company intends to raise funds through possible equity financing, seek joint venture partners and/or project debt financing.

Quarterly Information

Financial Data for 8 Quarters	12 Months Ended Dec-00	9 Months Ended Sep-00	6 Months Ended Jun-00	3 Months Ended Mar-00	12 Months Ended Dec-99	9 Months Ended Sep-99	6 Months Ended Jun-99	3 Months Ended Mar-99
A. Total Revenues (000's)	13	12	9	4	71	58	21	10
B. Profit (loss) before extraordinary items 000's)	(3,716)	(655)	(511)	(254)	(829)	(464)	(272)	(67)
Profit (loss) per equity share	(0.12)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)	0.00
C. Net earnings (loss) (000's)	(3,716)	(655)	(511)	(254)	(829)	(464)	(272)	(67)

MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on the Canadian Venture Exchange under the trading symbol "CHL".

DIRECTORS AND OFFICERS

Set forth below are the names of the current directors and senior officers of the Company, as well as the municipality of residence, position with Champion, principal occupation for the last five years and number of Champion shares beneficially owned based on information provided by such director or officer.

Name, Municipality of Residence And Position Held	Number of Shares Beneficially Owned	Principal Occupation During the Past Five Years
Adolf H. Lundin Geneva, Switzerland Chairman and Director	4,450,000	Chairman of the Board of Lundin Oil AB; President and CEO of Tenke Mining Corp.; director and officer of a number of publicly traded resource based companies, including, Vostok Nafta Investment Ltd., Atacama Minerals Corp., South Atlantic Resources Ltd., and Santa Catalina Mining Corp.
Richard P. Clark North Vancouver, B.C. President/CEO and Director	67,500	1993-1999, President and CEO, Tombstone Exploration Co. Ltd.; 1999 to present, President, Atacama Minerals Corp.
Paul K. Conibear West Vancouver, B.C. Vice-President, Operations and Director	50,000	Chief Operating Officer, Tenke Mining Corp.; Director, Atacama Minerals Corp.; 1994 – 1999, Project Manager and General Manager, H. A. Simons Mining Group.
Richard J. Bailes West Vancouver, B. C. Director	467,500	Vice-President, Exploration, International Curator Resources Ltd. ; Director, Riverstone Resources Ltd.
Michael D. McInnis North Vancouver, B. C. Director	767,600	President and Director, Riverstone Resources Ltd., and International Curator Resources Ltd.
C. Ashley Heppenstall **Geneva, Switzerland** **Director**	Nil	Chief Financial Officer and Director, Lundin Oil AB
James S. McKinney North Vancouver, B.C. Director	50,000	Geologist and Arbitrator. 17 years, Anglo American Corp. of South Africa Ltd; 10 years Pan Ocean Oil Ltd., et al; 13 years private consultant (instrumental in the drafting of the Mining Law adopted by the Government of Guinea-Bissau in 1999.; led design team for recovery and treatment of Farim ore; designed Farim open pit).
Wanda Lee **Vancouver, B.C.** **Controller/Treasurer**	Nil	Chief Financial Officer, Tenke Mining Corp.; Controller/Treasurer of a number of publicly-traded natural resource companies, including, Santa Catalina Mining Corp., Canmex Minerals Ltd., International Curator Resources Ltd. and South Atlantic Resources Ltd.
Sandra M. Kansky Vancouver, B.C. Corporate Secretary	Nil	Corporate Secretary of Tenke Mining Corp. and International Curator Resources Ltd.; Assistant Corporate Secretary, International Uranium Corporation

Each director of the Company is elected at the annual general meeting of the shareholders of Champion and will hold office until his successor is elected at the next annual general meeting or until his office is earlier vacated.

Control of Securities

The directors and senior officers of the Company, as at the date hereof, beneficially own, directly or indirectly, have control of or direction over an aggregate of 5,852,600 common shares of the Company, representing approximately 15.9% of the issued and outstanding common shares of the Company.

Committees of the Board of Directors

The Company's only committee is its audit committee, which is comprised of three directors; namely, Richard P. Clark, C. Ashley Heppenstall and Richard J. Bailes.

Corporate Cease Trade Orders or Bankruptcies

No director or officer or person holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the past ten years before the date of this Annual Information Form been, a director or officer of any other issuer that, while such person was acting in that capacity (i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer or person holding a sufficient number of securities of the Company to affect materially the control of the Company has ever been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director or officer or person holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the past ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual or company.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular dated May 14, 2001 for its annual general meeting of shareholders held on June 21, 2001. Additional financial information is provided in the Company's audited consolidated financial statements as at and for the year ended December 31, 2000.

The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

  (i) one copy of the Annual Information Form of the Company, together with a copy of any document or the pertinent pages of any document, incorporated by reference in the Annual Information Form;
  (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year;
  (iii) one copy of the information circular of the Company in respect to its most recent annual meeting of shareholders that involved the election of directors; and
  (iv) one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

82-4286

2001

Notice of Annual General Meeting and Information Circular

CHAMPION RESOURCES INC.

1320 - 885 West Georgia Street • Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250

CHAMPION RESOURCES INC.

(INCORPORATED UNDER THE LAWS OF BRITISH COLUMBIA)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of **CHAMPION RESOURCES INC.** (the "Company") will be held at Suite 1320, 885 West Georgia Street, Vancouver, British Columbia, on June 21, 2001, at the hour of 10:00 a.m.., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors to the members and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2000.

2. To fix the number of directors at seven (7).

3. To elect directors for the ensuing year.

4. To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

5. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

An Information Circular (the "Circular") and a copy of the 2000 Annual Report, including the consolidated financial statements of the Corporation for the year ended December 31, 2000, accompany this Notice of the Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting.

Proxies are being solicited by management of the Company. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice of Meeting.

BY ORDER OF THE BOARD

(Signed) Richard P. Clark,
President and CEO

Vancouver, British Columbia
May 14, 2001

CHAMPION RESOURCES INC.
1320-885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

CHAMPION RESOURCES INC.

(INCORPORATED UNDER THE LAWS OF BRITISH COLUMBIA)

INFORMATION CIRCULAR

(As at April 30, 2001, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of **CHAMPION RESOURCES INC.** (the "Company") for use at the annual general meeting of the Company to be held on June 21, 2001 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Investor Services Inc.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 36,753,940 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on May 4, 2001 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

The following table sets forth the only persons who, to the knowledge of the directors and officers of the Company, beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation:

Name and Address	Number of Shares	Percentage
Lundin, Adolf H. Geneva, Switzerland	4,450,000	12.1%

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at seven (7). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled ②
Michael D. McInnis North Vancouver, B. C. Chairman and Director	Chairman and Director, International Curator Resources Ltd.; President/CEO, Riverstone Resources Inc.	Since April 1988	767,600
Richard P. Clark① North Vancouver, B.C. President and Director	1993 to 1999, President and CEO, Tombstone Explorations Co. Ltd.; 1999 to present, President, Atacama Minerals Corp.	Since June 2000	67,500
Richard J. Bailes① West Vancouver, B. C. Director	Vice-President, Exploration, International Curator Resources Ltd.; Director, Riverstone Resources Inc.	Since April, 1991	467,500
James S. McKinney North Vancouver, B. C. Director	Geologist and Arbitrator. 17 years, Anglo American Corp. of South Africa Ltd; 10 years Pan Ocean Oil Ltd., et al; 13 years private consultant (instrumental in the drafting of the Mining Law adopted by the Government of Guinea-Bissau in 1999; led design team for recovery and treatment of Farim ore; designed Farim open pit).	Since June, 1999	50,000
Paul K. Conibear West Vancouver, B. C. Vice President, Operations and Director	Chief Operating Officer, Tenke Mining Corp.; 1994 – 1999, Project Manger and General Manager, H. A. Simons Mining Group	Since June, 1999	50,000`
Adolf H. Lundin Geneva, Switzerland Director	Chairman of the Board of Lundin Oil AB; President and CEO of Tenke Mining Corp.; director and officer of a number of publicly traded resource based companies, including Lundin Oil AB, Tenke Mining Corp., Vostok Nafta Investment Ltd., Atacama Minerals Corp., South Atlantic Resources Ltd., and Santa Catalina Mining Corp.	Since March 2000	4,450,000
Ashley Heppenstall① Geneva, Switzerland Director	Chief Financial Officer and Director, Lundin Oil AB.	Since June 2000	Nil

①Member of the audit committee.

②Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals who were, as at December 31, 2000 the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively "the Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Michael D. McInnis (former, President / CEO)(1)	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	106,200 53,983 Nil	Nil 450,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard P. Clark, President /CEO(2)	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	45,000 Nil Nil	400,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NOTES TO SUMMARY COMPENSATION TABLE

(1) Mr. Michael D. McInnis resigned as President and CEO of the Company effective June 21, 2000. During the period January 1 to August 14, 2000, Mr. McInnis was remunerated at the rate of $55/hour. During the period August 15, 2000 to February 28, 2001, Mr. McInnis was remunerated at the rate of $8,000 per month. Effective March 1, 2001 Mr. McInnis' previous remuneration of $55/hour was reinstated.

(2) Mr. Richard P. Clark was appointed President and CEO of the Company effective June 21, 2000. During the period August 15, 2000 to February 28, 2001, the Company paid 456658 BC Ltd., a private company owned by Catherine Clark, the spouse of Mr. Clark, the sum of $10,000 per month. Effective March 1, 2001, this amount was reduced to $5,000 per month.

Long Term Incentive Plan Awards (LTIP)

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities).

Option Grants During The Most Recently Completed Financial Year

The Named Executive Officers are eligible to participate in the Company's Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan was established by the Board on April 8, 1998 and ratified and approved by members on June 24, 1998. The Stock Option Plan was subsequently amended by the Board on May 17, 1999 and further ratified and approved by members on June 22, 1999.

The following table sets forth stock options granted under the Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/SARs Granted① (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price② ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Richard P. Clark, President/CEO	100,000 300,000	7.1% 21.4%	$0.70 $0.72	$0.70 $0.72	April 19, 2005 April 24, 2005
Michael D. McInnis, (former President/CEO)	Nil	N/A	N/A	N/A	N/A

①The options generally become exercisable on the date of grant, subject to regulatory approval. These options vest as to 20% from the date of the grant and 10% every three months thereafter.

②The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchanges or such other price as may be agreed to by the Company and approved by such stock exchange.

Option & SAR Repricings

None of the incentive stock options granted to the Named Executive Officer were repriced during the most recently completed financial year.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Richard P. Clark, President/CEO	Nil	Nil	400,000	N/A
Michael D. McInnis (former, President/CEO)	Nil	Nil	450,000	N/A

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have not entered into any employment contracts directly with any Named Executive Officer. Effective August 15, 2000 the Company entered into an arrangement with 456658 BC Ltd., a private company owned by Catherine Clark, the spouse of Mr. Richard P. Clark, pursuant to which 456658 BC Ltd. agreed to provide the services of Mr. Clark to the Company.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

APPOINTMENT OF AUDITOR

In the past, the Board has negotiated with the auditors of the Company on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services.

Staley, Okada, Chandler & Scott, Chartered Accountants were first appointed as auditors of the Company in February 1989. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of the reappointment of Stlaey, Okada, Chandler & Scott, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be determined by the Board.

COMPENSATION OF DIRECTORS

Standard Compensation Arrangements

There are no standard arrangements in place pursuant to which directors are compensated by the Corporation for their services in their capacity as directors, nor are any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Corporation.

Other Arrangements

None of the directors of the Corporation were compensated in their capacity as director by the Corporation during the most recently completed financial year pursuant to any other arrangement or in lieu of any standard arrangement.

Compensation for Services

During the recently-completed financial year, the Company paid $30,000 to Mr. Adolf H. Lundin in return for Mr. Lundin providing financial and administrative services to the Company. This arrangement was terminated April 15, 2000.

Effective August 15, 2000, the Company entered into an arrangement with Atacama Minerals Corp. ("AAM") pursuant to which the Company reimburses AAM at the rate of $100 per hour for the services of Mr. Paul K. Conibear, Vice President, Operations, of the Company. AAM is a publicly-traded company of which Mr. Conibear as well as Mr. Richard P. Clark are officers and/or directors. Mr. Conibear is paid compensation by AAM, however, there is no basis for allocating the amounts paid by the Company to Mr. Conibear as he is not receiving such compensation from AAM primarily in respect of his services to the Company.

During the recently-completed financial year, Mr. Richard Bailes and Mr. James McKinney were compensated, directly or indirectly, for providing technical services to the Company. Messrs. Bailes and McKinney were paid $57,030 and $77,672, respectively, for such services. No other director was compensated either directly or indirectly by the Company and its subsidiaries during the most recently completed financial year for services as consultants or experts.

Other Compensation

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)①③	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)②	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Richard J. Bailes Director	100,000	7.1%	$0.70	$0.70	Jan. 4, 2000	Jan. 4, 2005
Paul K. Conibear Director	200,000	14.2%	$0.72	$0.72	Aug. 24, 2000	Aug. 24, 2005
Adolf H. Lundin Director	100,000 300,000	7.1% 21.4%	$0.70 $0.72	$0.70 $0.72	Apr. 19, 2000 Aug. 24, 2000	Apr. 19, 2005 Aug. 24, 2005
James McKinney Director	25, 000	1.8%	$0.70	$0.70	May 5, 2000	May 5, 2005

Notes:

①The options generally become exercisable on the date of grant, subject to regulatory approval.

②The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchanges or such other price as may be agreed to by the Company and approved by such stock exchange.

③These options vest as to 20% from the date of the grant and 10% every three months thereafter.

On January 04, 2000, Mr. Richard Bailes acquired 100,000 common shares of the Company pursuant to the exercise of incentive stock options granted to him on April 1, 1998. The exercise price of Mr. Bailes' option was $0.15 per share. The average trading price of the Company's shares as traded on the Canadian Venture Exchange during the thirty (30) day period preceding the date of exercise was $0.74 per share.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company except as follows:

(a) Insiders of the Company participated in the private placement of 1,870,000 units at $0.61 per unit. Each unit consisted of one share and one non-transferable share purchase warrant; each one warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of two (2) years at a price of $0.76 per share. Insiders purchased in the aggregate 175,000 units.

(b) Insiders of the Company participated in the private placement of 2,400,000 units at $0.52 per unit. Each unit consisted of one share and one-non transferable share purchase warrant; each one warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of two (2) years at a price of $0.52 per share during the first year and at a price of $0.65 per share during the second year. Insiders purchased in the aggregate 290,000 units.

(c) Subsequent to the recently completed financial year end, insiders of the Company participated in the private placement of 3,120,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half of a non-transferable share purchase warrant; each whole warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of one (1) year at a price of $0.25 per share. Insiders purchased in the aggregate 2,120,000 units.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

OTHER BUSINESS

Other than the matters referred to in the notice of meeting, management is not aware of any other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

APPROVAL OF THIS CIRCULAR

The contents and the distribution of this management proxy circular have been approved by the board of directors of the Company.

DATED as of the 14th day of May, 2001.

(Signed) Richard P. Clark,
President

QUEBECOR MERRILL
C A N A D A I N C
Printed in Canada
on recycled paper

82-4286

CHAMPION RESOURCES INC.

Annual Report

For the year ended December 31, 2000

CHAMPION RESOURCES INC.
ANNUAL REPORT TO SHAREHOLDERS
For the year ended December 31, 2000

Report to Shareholders

The Company is pleased to present this report to shareholders on the activities of the Company for the fiscal year ended December 31, 2000.

Farim Phosphate Deposit

Work by the Company over the past year has improved the metallurgical recovery of the Farim Phosphate Project in Guinea Bissau, West Africa such that production is now projected at levels reaching over 2,000,000 tonnes of phosphate concentrate per annum, making Farim an important entry into the phosphate market. The strong technical and economic merits of the project enable the Company to consider numerous financing alternatives for Farim. The Company was involved in extensive negotiations with a phosphoric acid producer for the acquisition of Farim; however, these negotiations were suspended over pricing differences and other issues. The Company is encouraged with the attention it has received in the phosphate market and will focus its efforts in 2001 on obtaining a strategic partner to assist in the development of this world class phosphate deposit.

The Farim project offers abundant reserves, high quality product and attractive economics. Work with Bateman Minerals and MRDI Canada confirm an overall resource of 166 million tonnes of phosphate ore grading 29.1% P_2O_5. Mine plan studies schedule 37 million tonnes of phosphate ore over an initial mine life of 15 years, producing an annual output of approximately 2.0 million tonnes of phosphate concentrate at a grade of 32.3% P_2O_5.

Early in the year, the Government of Guinea Bissau adopted new modern mining laws modeled after those in place in major international mining jurisdictions. The Company has successfully formalized its mining leases under these new laws.

Diamond Exploration

The Company's privileges in Guinea Bissau include exclusive exploration rights over the entire country for industrial minerals, base metals and diamonds. The Company has recently embarked on an extensive diamond exploration program, following up on positive results from a baseline sampling program conducted in the fall of 2000. Two out of eight samples collected in the eastern portion of Guinea Bissau in the initial program contained kimberlite, OP5 orthopyroxenes and G5 magnesian almandine garnets (kimberlite indicator minerals). These are positive results and suggest that if kimberlite sources can be inferred from only eight widely spaced samples, then potential could be significant.

The 2001 sampling program will comprise approximately 120 heavy mineral concentrate samples collected over a 1,000 square kilometre area in eastern Guinea Bissau. The area includes at least 60 salt pans whose circular shape may reflect underlying differentially weathered kimberlite pipes or dykes.

West and Central Africa has a long history of diamond production, originating for the most part from fluviatile placers, with some production coming from altered kimberlites. The main producers in the region include Ghana, Guinea, Liberia, Central African Republic, Sierra Leone and the Ivory Coast, collectively producing significant quantities of high quality stones annually, yet the region remains underexplored. One of the more important diamond mines in the region is the Aredor Diamond Mine, located in southeastern Guinea (Conakry) which has produced some of the world's most valuable diamonds.

Corporate Activities

During the course of the year, as the Company progressed from the technical phase into financing and project execution phase, the Board effected several changes to management including the appointment of Mr. Adolf H. Lundin as Chairman and Mr. Richard P. Clark as President. Mr. Clark's professional background is in mining and securities law with a specialty in industrial mineral project development and financing. Mr. Clark is also the President of Atacama Minerals Corp., which has brought an industrial mineral project into production in northern Chile.

The Company completed two private placements during the year, raising gross proceeds of Cdn$2.4 million for general working capital purposes.

On Behalf of the Board

Richard P. Clark
President

May 9, 2001

CHAMPION RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS
(In Canadian Dollars)
DECEMBER 31, 2000

The following discussion and analysis of the financial condition and results of operations for Champion Resources Inc. should be read in conjunction with the consolidated financial statements for the years ended December 31, 2000 and 1999 and related notes therein.

Results of Operations

The Company's net loss for the year ended December 31, 2000 was $3.7 million as compared to a net loss of $829,000 for the year ended December 31, 1999. Included in the current year's result was a write-off of $2.7 million in exploration expenditures relating to the Takatu Project located in Guyana. General and administrative expenses increased during 2000 by $175,000 to $961,000 from $786,000. Included in year 2000 was $45,000 relating to financing advisory fees paid to CIBC Investment Banking and approximately $63,000 incurred in respect of a failed takeover of the Company by a major phosphoric acid producer. In addition, consulting and professional fees increased by $85,000 and $18,000 respectively from 1999. Management fees increased by $32,000 from 1999, offset by a decrease of $87,000 in promotion and public relations expenses.

Revenue for the year ended December 31, 2000 was $13,000 compared to $71,000 for the prior year due to lower levels of cash invested.

Liquidity and Capital Resources

At December 31, 2000, the Company had a working capital deficiency of $206,000. During 2000, the Company completed private placements of 4,270,000 shares at prices of $0.61 and $0.52 per share for net proceeds of $2.4 million. Subsequent to December 31, 2000, the Company received $624,000 from proceeds relating to a further private placement of 3,120,000 shares at $0.20 per share.

Expenditures incurred on the Farim project during 2000 were $2.6 million. These expenditures were mainly related to the completion of technical studies. In addition, the Company incurred $38,000 in connection with a heavy mineral stream sediment sampling survey over the eastern portion of Guinea Bissau to evaluate the diamond potential of the area.

The Company has limited capital resources and has to rely upon the sale of equity and debt securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely upon the sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any period or, if available, that it can be obtained on terms satisfactory to the Company.

Risks

The Company's properties are subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

Outlook

Should additional funds be required for general working purposes and to fund the development of the Farim project, the Company intends to raise funds through possible equity financing, seek joint venture partners and/or project debt financing.

Quarterly Information

Financial Data for 8 Quarters	12 Months Ended Dec-00	9 Months Ended Sep-00	6 Months Ended Jun-00	3 Months Ended Mar-00	12 Months Ended Dec-99	9 Months Ended Sep-99	6 Months Ended Jun-99	3 Months Ended Mar-99
A. Total Revenues (000's)	13	12	9	4	71	58	21	10
B. Profit (loss) before extraordinary items (000's)	(3,716)	(655)	(511)	(254)	(829)	(464)	(272)	(67)
Profit (loss) per equity share	(0.12)	(0.02)	(0.02)	(0.01)	(0.03)	(0.02)	(0.01)	0.00
C. Net earnings (loss) (000's)	(3,716)	(655)	(511)	(254)	(829)	(464)	(272)	(67)

AUDITORS' REPORT

To the Shareholders of Champion Resources Inc.:

We have audited the consolidated balance sheets of Champion Resources Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Staley, Okada, Chandler & Scott

Burnaby, B.C.
May 4, 2001

STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

CHAMPION RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(in Canadian Dollars)

	December 31, 2000	December 31, 1999
ASSETS		
Current assets		
Cash and cash equivalents	$ 273,111	$ 608,345
Accounts receivable	19,593	162,285
Due from related party	18,424	46,861
Prepaid expenses	28,751	86,333
	339,879	903,824
Reclamation bond	-	24,621
Loan receivable (Note 3(c))	140,000	-
Mineral properties and related expenditures (Note 3)	6,889,382	7,125,207
Capital assets (Note 4)	48,817	75,073
	$ 7,418,078	$ 8,128,725
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 449,538	$ 307,555
Due to related parties	95,928	92,076
	545,466	399,631
SHAREHOLDERS' EQUITY		
Share capital (Note 5)		
Authorized:		
100,000,000 common shares without par value		
Issued and fully paid:		
33,633,940 (1999 - 28,097,440) shares	15,614,801	12,755,531
Deficit	(8,742,189)	(5,026,437)
	6,872,612	7,729,094
Continued Operations (Note 1)		
Contingencies and Commitments (Note 9)		
Subsequent events (Note 11)		
	$ 7,418,078	$ 8,128,725

Approved by the Board:

Director

Director

CHAMPION RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(in Canadian Dollars)

	Year ended December 31, 2000	Year ended December 31, 1999
Expenses		
Amortization	$ 6,958	$ 4,514
Capital taxes	9,580	8,478
Consulting	176,156	91,000
Financing advisory fees	45,000	-
Foreign exchange loss (gain)	11,198	(15,648)
General exploration and project investigation	13,775	1,449
Interest and bank charges	10,263	14,129
Management fees	137,453	105,298
Office and general	156,060	164,728
Professional fees	164,329	146,109
Promotion and public relations	58,530	145,822
Stock exchange and filing fees	16,924	13,898
Transfer agent and shareholder information	23,257	18,906
Travel	106,927	54,760
Wages and benefits	24,854	32,330
	961,264	785,773
Other (income) expenses		
Interest income and other	(13,332)	(70,663)
Loss before the undernoted	947,932	715,110
Write-off of mineral property and related expenditures	2,746,870	113,054
Loss on disposal of capital assets	20,950	337
Loss for the year	3,715,752	828,501
Deficit, beginning of the year	5,026,437	4,197,936
Deficit, end of the year	$ 8,742,189	$ 5,026,437
Loss per common share	$ 0.12	$ 0.03
Weighted average number of shares	30,348,911	24,215,515

CHAMPION RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian Dollars)

	Year ended December 31, 2000	Year ended December 31, 1999
Cash flows from operating activities		
Loss for the year	$ (3,715,752)	$ (828,501)
Items not affecting cash:		
Amortization	6,958	4,514
Write-off of mineral property interest	2,746,870	113,054
Loss on disposal of capital assets	20,950	337
	(940,974)	(710,596)
Net changes in non-cash working capital items		
Accounts receivable and other current assets	88,711	(78,091)
Accounts payable and accrued liabilities	156,737	212,420
Due to related party	100	(58,785)
	(695,426)	(635,052)
Cash flows from investing activities		
Mineral properties and related expenditures	(2,497,661)	(3,122,732)
Capital assets purchased	(15,038)	(78,486)
Reclamation bond	24,621	264
	(2,488,078)	(3,200,954)
Cash flows from financing activities		
Common shares issued, net	2,848,270	4,389,850
(Decrease) increase in cash and cash equivalents	(335,234)	553,844
Cash and cash equivalents, beginning of year	608,345	54,501
Cash and cash equivalents, end of year	$ 273,111	$ 608,345
Supplementary information regarding non-cash transactions:		
Financing and investing activities:		
Common shares issued for mineral property acquisition	$ NIL	$ 15,555
Accounts receivable exchanged for loan receivable	$ 140,000	$ NIL
Common shares issued for settlement of debt	$ 11,000	$ NIL
Other supplementary information:		
Interest received	$ NIL	$ NIL
Interest paid	$ NIL	$ NIL
Amortization of mining assets	$ 13,384	$ 13,380

CHAMPION RESOURCES INC.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTIES
AND RELATED EXPENDITURES
(in Canadian Dollars)

	Year ended December 31, 2000	Year ended December 31, 1999
Farim Project, Guinea Bissau (West Africa)		
Acquisition, leases and taxes	$ 37,658	$ 77,579
Studies work	708,385	362,716
Offshore management and contractors	492,517	242,536
Office and administration	17,111	52,899
Amortization	13,384	13,380
Camp and general	50,870	59,785
Drilling	274,479	673,924
Equipment and maintenance	-	73,578
Geological and geochemical	472,098	1,057,337
Transportation and travel	394,340	456,918
Incurred during year	2,460,842	3,070,652
Beginning of year	3,828,696	758,044
End of year	6,289,538	3,828,696
Guinea Bissau Reconnaissance (West Africa)		
General reconnaissance		
Beginning and end of year	561,758	561,758
Diamond reconnaissance		
Geological and geochemical	33,132	-
Transportation and travel	4,954	-
Incurred during year	38,086	-
Takatu Project (Guyana)		
Acquisition/option payments	8,512	36,632
Legal, licenses and taxes	-	19,973
Office and administration	3,605	6,533
Amortization	-	2,015
Camp and general	-	1,740
Geological and geochemical	-	293
Transportation and travel	-	85
Incurred during year	12,117	67,271
Beginning of year	2,734,753	2,667,482
Write-off of mineral property interests	(2,746,870)	-
End of year	-	2,734,753
El Rubi Property (Mexico)		
Geological and geochemical	-	15,365
Office and administration	-	394
Incurred during year	-	15,759
Beginning of year	-	97,295
Write-off of mineral property interests	-	(113,054)
End of year	-	-
Total	$ 6,889,382	$ 7,125,207

1. Nature of Operations and Going Concern Basis of Presentation

Champion Resources Inc. (the "Company") together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing mineral properties. The Company holds a 100% interest in the Farim Phosphate Project ("Farim") located in Guinea Bissau, West Africa.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reductions in the carrying amount of mineral properties and related capital assets.

The mineral properties are also subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

The viability of the projects and the ability for the Company to continue as a going concern are dependent on future financing. If financing is not achieved, the Company may not be able to meet its obligations as they become due. These financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business. A different basis of measurement may be appropriate if the going concern assumption does not prevail.

2. Significant Accounting Policies

a) Basis of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Champion Resources (U.S.) Inc., Minera Champion S.A. de C.V. (a Mexican company), Champion Resources (Barbados) Inc., Champion Industrial Minerals Inc. ("Champion Industrial") (a Barbados company) and Champion Industrial Minerals S.A. (Proprietary) Limited (a South African company). The purchase method of accounting is used to consolidate these subsidiaries.

b) Proportionate Consolidation

The Company accounts for its interest in the Takatu Joint Venture under the proportionate consolidation method of accounting. Under this method of accounting, the company records in its accounts its proportionate share of revenues, expenses, liabilities and assets of the joint venture.

c) Fair Value of Financial Instruments

The company's financial instruments consist of cash, accounts receivable, loan receivable, accounts payable and accrued liabilities, and due to/from related parties. The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

d) Mineral Properties and Related Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Direct mineral exploration and development costs are capitalized on an individual project basis until such time as an economic ore body is defined, a joint venture is formed or the project is abandoned. Costs for a producing project are amortized on a unit-of-production method based on the estimated life of the ore reserves while costs for properties abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral properties, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e) Capital Assets

The Company provides for amortization of its capital assets as follows:

- Computer equipment - 30% declining-balance method
- Furniture and fixtures - 20% declining-balance method
- Mining equipment - 20% straight-line method

One-half of the normal rate is applied in the year of acquisition.

f) Foreign Currency Translation

The accounts of the Company's foreign operations are translated into Canadian dollars on the following basis:

- Income and expense items and exploration and development costs are translated in a manner that produces substantially the same results as would have resulted had these items been translated on the date they occurred.

- Non-monetary assets and liabilities at historical exchange rates.

- Monetary assets and liabilities (assets and liabilities whose nominal value, in terms of foreign currencies, are fixed) at the exchange rate at year-end.

Exchange gains and losses relating to the translation of foreign currency denominated monetary items, that have a fixed life extending beyond year-end, are deferred and amortized over the life of the subject monetary items. All other exchange gains and losses are treated as current period items.

g) Loss Per Share

Basic loss per share computations are based on the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been presented as shares issuable on stock options and warrants have an anti-dilutive effect on the calculation of loss per share.

h) Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

i) Stock Option

The Company has a stock option plan which is described in Note (5). No compensation expense is recognized when stock options are issued. Any consideration received on exercise of stock options is credited to share capital.

j) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

k) Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

l) Income Taxes

On January 1, 2000, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants relating to accounting for income taxes. The new standard requires the use of the asset and liability method for accounting for income taxes. The Company adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the net future tax assets are fully offset by a valuation allowance. Accordingly, the adoption of the new standard does not result in changes to the prior period financial statements.

m) Comparative Figures

Certain of the comparative figures have been reclassified to conform with the classification used in the current year.

3. Mineral properties and related expenditures

	Acquisition	Exploration	December 31, 2000	December 31, 1999
Mineral Properties				
Farim Project, Guinea Bissau, West Africa	$ 177,481	$ 6,112,057	$ 6,289,538	$ 3,828,696
Guinea Bissau Reconnaissance, West Africa	-	599,844	599,844	561,758
Takatu Project, Guyana	-	-	-	2,734,753
	$ 177,481	$ 6,711,901	$ 6,889,382	$ 7,125,207

a) Farim Project, Guinea Bissau, West Africa

On October 10, 1999, following completion of the required work program, the Company was granted four mining leases to the Farim phosphate deposit from the Government of the Republic of Guinea Bissau in accordance with the terms of The Minerals Act 1997 which was passed in Parliament in late 1999. The Mining Leases have a term of twenty-five years and may be renewed for an additional twenty-five years. The Company also obtained a Prospecting Licence from the Government which is valid for a period of two years from May 24, 2000 and may be renewed for consecutive two year terms.

The mining leases cover a total area of 30,635 hectares. The Company is required to pay annual mining lease fees based on the rate of 600 CFA francs per year, per mining hectare, for the first four years or approximately 375,000 CFA francs (US$31,000) per year; and 1,200 CFA francs per year, per mining hectare for years five through eight or approximately 750,000 CFA francs (US$61,000) per year.

b) Guinea Bissau Reconnaissance, West Africa

By an agreement dated January 15, 1997, with the Government of the Republic of Guinea Bissau, West Africa, the Company was granted the exclusive right to evaluate and explore the mineral potential (excluding oil and gas and bauxite) in the country for a period of two years which period, but for Force Majeure invoked by the Company, would have expired on January 15, 1999. In consideration for such exclusive rights, the Company was to incur cumulative exploration expenditures of US$460,000 during the two year period (incurred) and to provide the government with the technical findings of its research. The government has agreed to grant the company concessions of exploration for deposits which the Company locates during the term of the agreement.

Effective June 7, 1998, the Company invoked the force majeure clause of its agreement due to civil and political unrest in the country. The declaration of force majeure had the effect of adjusting time periods and effective dates under the agreement until the lifting of the force majeure. The Company rescinded the notice of force majeure on October 15, 2000, and consequently, must complete the two-year reconnaissance project by April 15, 2001. In January 2001, the Company requested that the Government grant a one year extension of the reconnaissance program to April 5, 2002 and such extension was granted.

c) Takatu Project, Guyana

The Company had a joint venture interest on the Monosse#1, Tenapu, Sparrock and Gomes claims located in Northwest Guyana. The joint venture agreement provided that the Company (41.82%) and TNR Resources Ltd. ("TNR") (40.18%) carry the remaining joint venture partner (18%) interest to an expenditure limit of $5 million. In addition, the joint venture agreement provided for the Company to loan the first $750,000 of TNR's contributions to the joint venture. The Company expended on TNR's behalf, the sum of $133,192 prior to the termination of the joint venture. Accordingly, the Company has written off all related expenditures in the amount of $2,746,870 to operations in 2000.

By a letter dated August 22, 2000, the Company advised TNR of its election to subscribe for a private placement of a convertible security of TNR in respect of monies advanced as a loan by the Company on behalf of TNR. The parties have agreed that TNR will repay the non-interest bearing loan in the following installments:

Due Date	Amount Due
July 1, 2001	$20,000
July 1, 2002	$30,000
July 1, 2003	$40,000
July 1, 2004	$50,000
	$140,000

TNR has the right to elect to pay each installment of the loan in cash or to issue shares in the capital stock of TNR at the conversion rates as follows:

Installment Date	Conversion Price
July 1, 2001	$0.25
July 1, 2002	Market price less 25%
July 1, 2003	Market price less 25%
July 1, 2004	Market price less 25%

d) El Rubi Property, Mexico

The Company has abandoned this property and written off the expenditures from past exploration to operations during fiscal 1999.

4. Capital Assets

	Cost	Accumulated Amortization	December 31, 2000 Net Book Value	December 31, 1999 Net Book Value
Computer equipment	$ 11,090	$ 2,438	$ 8,652	$ 16,135
Furniture and fixtures	-	-	-	2,873
Vehicles	66,943	26,778	40,165	56,065
	$ 78,033	$ 29,216	$ 48,817	$ 75,073

5. Share Capital

a) The authorized and issued share capital is as follows:

Authorized:

Unlimited common shares without par value

	Number of Shares	Amount
Shares Issued:		
Balance, December 31, 1998	19,686,940	$ 8,350,126
Private placements	5,112,500	3,085,000
Stock options exercised	805,000	135,550
Warrants exercised	2,391,000	1,169,300
Mineral property acquisition	102,000	15,555
Balance, December 31, 1999	28,097,440	12,755,531
Private placements	4,270,000	2,388,700
Stock options exercised	186,000	30,120
Warrants exercised	1,060,500	429,450
Debt settlement	20,000	11,000
Balance, December 31, 2000	33,633,940	$ 15,614,801

b) The Company has a stock option plan in which 4,836,888 common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The plan contains a vesting schedule, such that 20% of an option can be exercised following regulatory approval and a further 10% every quarter thereafter. Options may be granted for periods up to 10 years at a price equal to the prevailing market price on the date the option is granted. No optionee shall be entitled to a grant of more than 5% of the company's outstanding shares.

	2000		1999	
Options	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,675,000	$0.56	1,385,000	$0.22
Granted	1,405,000	$0.72	2,095,000	$0.63
Exercised	(186,000)	$0.15	(805,000)	$0.17
Cancelled/Expired	(160,000)	$0.63	-	-
Outstanding at end of year	3,734,000	$0.64	2,675,000	$0.56

The options outstanding have exercise prices between $0.15 to $1.06 per share and expire between April 22, 2001 and September 29, 2005.

c) As at December 31,2000, the following non-transferable share purchase warrants were outstanding:

Number of Warrants	Common Share Entitlement	Exercise Price	Expiry Date
802,500	802,500	$ 0.50	March15, 2001
3,000,000	3,000,000	$ 0.60	April 9, 2001
300,000	300,000	$ 0.80	May19, 2001
1,000,000	500,000	$ 1.35	July 19, 2001
1,870,000	1,870,000	$ 0.61	February 15,2001
		$ 0.76	February 15, 2002
2,400,000	2,400,000	$ 0.52	December 7, 2001
		$ 0.65	December 7, 2002
8,602,000	8,102,000		

6. Related Party Transactions

During 2000, the Company:

a) Paid/accrued $45,000 (1999 - $Nil) for management services provided by a company related to the President of the Company. At December 31, 2000, $21,400 (1999 - $Nil) was due to this company and included in amounts due to related parties.

b) Paid/accrued $30,000 (1999 - $80,000) to a director for administrative and financial fees. This arrangement was terminated on April 15, 2000.

c) Paid/accrued $327,660 (1999 - $270,754) to directors and companies controlled by directors and officers for geological consulting fees and administrative management fees. At December 31, 2000, $55,492 (1999 - $14,895) was due to these parties and included in amounts due to related parties.

d) Paid/accrued $45,190 (1999 - $Nil) to a company of which a director is an officer and director for reimbursement of consulting services. At December 31, 2000, $3,333 (1999 - $Nil) was due to this company and included in amounts due to related parties.

At December 31, 2000, amounts due from related party included $18,424 (1999 - $46,861) from a company with directors in common.

In addition, directors and officers participated in two private placements of 1,870,000 shares at $0.61 per share and 2,400,000 shares at $0.52 per share during 2000. A total of 175,000 and 290,000 shares respectively were purchased by such directors, officer pursuant to such private placements.

7. Income Taxes

a) The company has income tax losses carried forward of approximately $1,780,000 available to reduce future taxable income in Canada. The income tax benefits, if any, of these losses has not been recognized in the accounts and expire as follows:

2005	$ 269,000
2006	681,000
2007	830,000
	$1,780,000

b) The company has accumulated deferred resource property expenditures of approximately $4,700,000 which may be used to reduce future taxable income in Canada. The income tax benefits, if any, of these deferred resource property costs have not been recorded in these financial statements.

c) The company has incurred losses for tax purposes in the United States of approximately US$554,000 which may be used to reduce future taxable income in the United States. The income tax benefits, if any, of these losses which begin to expire in 2003, have not been recorded in these financial statements.

8. Segmented Information

The company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in Guinea Bissau. The breakdown by geographic region is as follows:

	Canada	Guyana	Guinea Bissau	Other	Elimination	Consolidated
December 31 2000 Segment revenue	$ 12,401	$ -	$ -	$ 930	$ -	$ 13,331
Revenue from transfers between geographic segments	-	-	-	-	-	-
Segment operating income (loss)	3,332,070	-	-	383,682	-	3,715,752
Identifiable assets	$1,885,656	$ -	$8,095,944	$ 82,347	$ (2,645,869)	$7,418,078

	Canada	Guyana	Guinea Bissau	Other	Elimination	Consolidated
December 31 1999 Segment revenue	$ 69,430	$ -	$ -	$ 1,233	$ -	$ 70,663
Revenue from transfers between geographic segments	1,967	-	-	-	(1,967)	-
Segment operating income (loss)	(957,043)	(920)	-	131,429	(1,967)	(828,501)
Identifiable assets	$2,268,645	$2,737,262	$5,603,676	$ 128,380	$ (2,609,238)	$8,128,725

9. Contingencies and commitments

a) By an agreement dated November 1, 1998, the Company retained a third-party company to act as its agent to identify and approach potential investors, purchasers or joint venture partners to provide sufficient funding to place the Farim project into a defined level of commercial production.

The agent shall be entitled to a cash success fee of 7% of any financing arrangements accepted by the Company and upon raising the total funds required to place the project into commercial production it shall also receive warrants which entitle the agent to acquire 2,500,000 shares of the Company at $0.20 for a period of 5 years from that date.

The agency agreement expired on October 31, 2000. A director and shareholder of the agent is also a director of a subsidiary of the Company. The Company has an ongoing obligation to pay the success fee and issue the warrants to the agent in the event the Company successfully concludes a Financing Transaction, as defined in the agreement.

b) On June 14, 1999, Champion Industrial signed an agreement for non-exclusive marketing and arranging of the sale of Farim phosphate rock product with a US based group. This commitment was focused on leveraging that group's apparent relationship with one specific large fertilizer producer. The commercial arrangement was a marketing fee of 2% of the gross sales price of each shipment sold as a direct result of arrangements made by this group. Since no tangible progress was made by this group in securing product off-take as originally intended, the Company issued a letter dated May 9, 2001 terminating the agreement.

c) By an agreement effective October 10, 2000, the Company retained the services of CIBC Investment Banking ("CIBC") to advise and assist the Company in the process of securing a strategic partner or investor in India/Middle East who will invest as equity, quasi-equity, subordinate and/or convertible debt a minimum of US$5 million in the Company's Fairm Project in West Africa. This agreement supercedes the prior agreement between CIBC and the Company dated January 15, 1999.

   In consideration of their services, the Company agree to pay CIBC the following:

   i) A work fee of $15,000 per month for a period of six months, to be credited against any successful fee owing in ii).

   ii) A success fee calculated as 5% for any amounts up to US$10 million, plus 4% for any amounts from US$10 million to US$20 million, plus 3% for any amount from US$20 million, and subject to a minimum of US$250,000 (the "Placement Fee"). Such amounts are to be paid, at the completion of the financing; plus

   iii) Three year non-cancelable warrants to purchase common shares in the Company (the "Placement Warrants"), to be issued upon completion of a financing, and exercisable at the common equivalent price per share of the Company's securities at the time of the financing, which provide to CIBC the right to reinvest an amount equal to one-half the Placement Fee earned. The Placement Warrants shall include the same rights and privileges as the Company's common shares.

   The Company terminated the agreement with CIBC effective March 31, 2001, however, the success fee and warrants are payable on any transaction closing up to March 31, 2002.

d) The Company's Mexican subsidiary has been advised that certain mining duties may remain payable with respect to the El Rubi property in the approximate amount of US$55,000. No accrual has been recorded as management is of the view that the Mexican claim for the payment of these duties is unsupportable. Any attempt to collect these duties will be defended vigorously by the Company.

10. Promotion and Public Relations

During the years ended December 31, 2000 and 1999, the Company incurred the following expenses related to its investor relations activities:

	2000	1999
Investor presentations	$ 14,277	$ 72,425
Office, postage and courier	2,900	17,096
Printing and reproduction	8,867	13,931
Consultants	32,486	42,370
	$ 58,530	$ 145,822

11. Subsequent Events

Subsequent to December 31, 2000, the Company:

a) Issued 3,120,000 shares to complete a private placement at $0.20 per share for total cash proceeds of $624,000. Of these shares, 2,120,000 shares were issued to persons related to the Company.

b) Cancelled 25,000 employee incentive stock options at $0.72 and re-granted 100,000 employee incentive stock options at $0.25 expiring March 5, 2006.

CHAMPION RESOURCES INC.
CORPORATE DIRECTORY
DECEMBER 31, 2000

OFFICERS
Adolf H. Lundin,
Chairman
Rick Clark,
President
Paul Conibear,
Vice President - Operations
Sandy Kansky,
Corporate Secretary
Wanda Lee,
Controller/Treasurer

DIRECTORS
Adolf H. Lundin
* Richard J. Bailes
* Richard Clark
Paul Conibear
* C. Ashley Heppenstall
Michael D. McInnis
James McKinney

* Audit Committee

AUDITORS
Staley Okada Chandler & Scott
Burnaby, British Columbia, Canada

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

Ferrier Lullin & Cie S.A.
Geneva, Switzerland

CHAIRMAN'S OFFICE
6 Rue de Rive
Geneva, Switzerland
CH-1211
Telephone: (41-22) 319 6600
Fax: (41-22) 319 6666

CORPORATE OFFICE
Suite 1320 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

REGISTERED AND RECORDS OFFICE
10th Floor, 595 Howe Street
Vancouver, B.C. V6C 2T5

SHARE CAPITAL
Authorized: 100,000,000
Issued and Outstanding: 33,633,940 shares

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
Vancouver, British Columbia and
Toronto, Ontario
Canada

SHARE LISTING
Canadian Venture Exchange
Symbol: CHL
CUSIP No.: 15864D104
S.E.C.: 12g3-2(b)
Exemption Number: 82-4286

CHAMPION RESOURCES INC.

1320 - 885 West Georgia Street • Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250

PROXY

Annual General Meeting - June 21, 2001

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned member of CHAMPION RESOURCES INC. (the "Company") hereby appoints Richard P. Clark, President and CEO of the Company, or failing him, Paul K. Conibear, Vice-President, Operations of the Company, or failing him, Michael D. McInnis, a Director of the Company, or ______________________________ as proxyholder for and on behalf of the undersigned to attend the Annual General Meeting of the members of the Company to be held on Thursday, June 21, 2001 and at any adjournment or adjournments thereof and thereat, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED FOR THE FOLLOWING MATTERS:

1. To appoint Staley, Okada, Chandler & Scott, Chartered Accountants, as auditor for the ensuing year. FOR ☐ WITHHOLD VOTE ☐

2. To authorize the directors to fix the remuneration to be paid to the auditor. FOR ☐ AGAINST ☐

3. To fix the number of directors of the Company at seven (7) for the ensuing year. FOR ☐ AGAINST ☐

4. To elect the following persons as directors of the Company for the ensuing year:

Michael D. McInnes	FOR	☐	WITHHOLD VOTE	☐
Adolf H. Lundin	FOR	☐	WITHHOLD VOTE	☐
Richard P. Clark	FOR	☐	WITHHOLD VOTE	☐
Paul K. Conibear	FOR	☐	WITHHOLD VOTE	☐
Richard J. Bailes	FOR	☐	WITHHOLD VOTE	☐
C. Ashley Heppenstall	FOR	☐	WITHHOLD VOTE	☐
James S. McKinney	FOR	☐	WITHHOLD VOTE	☐

5. To transact such other business as may properly come before the meeting. FOR ☐ AGAINST ☐

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the meeting.

Please sign here: ______________________________

Date: ______________________________

This proxy form is not valid unless it is signed and dated. If this proxy form is undated it shall be deemed to be dated the date of receipt by the Company or Computershare Investor Services Inc.

To be valid, this proxy form DULY EXECUTED AND DATED must arrive at the offices of the Company's transfer agent, Computershare Investor Services Inc. not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. The chairman of the meeting has the discretion to accept proxies filed less than 48 hours before the date of the meeting. The mailing address of Computershare Investor Services Inc. is 510 Burrard Street, Vancouver, B.C., V6C 3B9 and its fax number is (604) 683-3694).

(Please see other side of page)

INSTRUCTIONS FOR COMPLETION OF PROXY

1. THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

2. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the member, the proxyholder is authorized to date the proxy form as of the date of receipt by the Company or Computershare Investor Services Inc.

3. (i) If a registered member wishes to attend the meeting to vote on the resolutions in person, register your attendance with the Company's scrutineers at the meeting.

   (ii) If the securities of a member are held by a financial institution and the member wishes to attend the meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the meeting, a vote will be taken on each of the resolutions as set out in this proxy form and the member's vote will be counted at that time.

4. If a member cannot attend the meeting but wishes to vote on the resolutions, the member can appoint another person, who need not be a member of the Company, to vote according to the member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the member, this proxy form confers discretionary authority upon the member's appointed proxyholder.

5. If the member cannot attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member on any poll of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the meeting if so authorized, the securities will be voted by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered member has returned the proxy form, the member may still attend the meeting and vote in person should the member later decide to do so. To attend and vote at the meeting, the member must record his/her attendance with the Company's scrutineers at the meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Investor Services Inc. by mail or fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment or adjournments thereof. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting. The mailing address of Computershare Investor Services Inc. is 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number is (604) 683-3694.

82-4286

02 MAY -6 AM 10: 25

EXTRAORDINARY GENERAL MEETING

JANUARY 10, 2002

CHAMPION RESOURCES INC.

CHAMPION RESOURCES INC.

December 4, 2001

To our shareholders:

This past year has been a challenging one for Champion; continued downward pressure on commodity prices, depressed capital markets, corporate downsizing of the major fertilizer producers and political uncertainty in West Africa have all affected development plans and timing for the Company's Farim Phosphate Project. Notwithstanding the challenges, the fact remains that Farim is a world class deposit of phosphate with strong economics for supply to North and South American markets.

However, in recognition of the current market realities and in anticipation of moving forward with Farim and other mineral projects, the Directors have resolved that it is in the best interest of the Company to restructure and consolidate its share capital on a 1:10 basis. This restructuring will ensure the continued financial support of our major shareholders and better position the Company for the development opportunities in respect of Farim as well as facilitate participation in other projects. Following upon the share consolidation, and subject to regulatory approvals, a "rights offering" financing to shareholders is proposed to provide funding for the Company and allow existing shareholders to minimize the financial impact of the rollback. The details of this offering will be announced in due course.

Though faced with difficult markets, Champion has made substantial efforts towards securing a partner to develop Farim. In the first quarter of this year management was in advanced negotiations for the sale of Farim to an Indian acid producer. These negotiations subsequently stalled over pricing differences. Since then, the Company embarked upon a concentrated marketing program to identify potential partners for the joint development of Farim. Despite a significant downturn in the phosphate market during this effort, some positive expressions of interest were generated and are being pursued.

Supplementing our efforts in respect of Farim, the Company has continued to explore the mineral potential of Guinea Bissau, where Champion holds exclusive mineral rights to all commodities other than oil & gas and bauxite. Following up on a successful preliminary diamond assessment program in late 2000, a comprehensive heavy mineral sampling program was conducted during April through August, 2001 to assess the potential for kimberlite pipes in the region. The samples from that program are currently being analyzed and assessed at CF Minerals Research Lab, in Kelowna, B.C.

The Company remains committed to the development of the Farim Project and enjoys the full support of the government of Guinea Bissau. Recent encouraging signs in the phosphate market support a renewed interest in Farim, particularly in light of declining supply in the major markets of the Americas.

The Company is looking forward to the future with optimism and would like to thank our shareholders and express our appreciation for their continued support.

On Behalf of the Board

Richard P. Clark
President

1320 - 885 West Georgia Street • Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.championresources.com

CHAMPION RESOURCES INC.

(INCORPORATED UNDER THE LAWS OF BRITISH COLUMBIA)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of the members of CHAMPION RESOURCES INC. (the "Company") will be held at Suite 1320, 885 West Georgia Street, Vancouver, British Columbia, on Thursday, January 10, 2002, at 10:00 a.m., Vancouver time, for the following purposes:

1. To consider and, if thought fit, to pass a special resolution to:

   (a) consolidate the capital of the Company, both issued and unissued, on a one for ten basis;

   (b) increase the authorized capital of the Company from 10,000,000 post-consolidated common shares without par value to 100,000,000 post-consolidated common shares without par value, all shares issued and unissued ranking pari passu;

   (c) *amend Paragraph 2 of the Memorandum of the Company to reflect an authorized capital* (post-consolidation) of 100,000,000 common shares without par value.

2. To consider and, if thought fit, to pass an ordinary resolution approving, in advance, any private placement of up to 100% of the issued and outstanding common shares in the capital of the Company and the change of control of the Company that may occur as a result of such private placement, including a rights offering.

3. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

An Information Circular (the "Circular") accompanies this Notice of the Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting, including the full text of the special resolution referred to in paragraph 1 above and the ordinary resolution referred to in paragraph 2 above.

Proxies are being solicited by management of the Company. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice of Meeting.

BY ORDER OF THE BOARD

Richard P. Clark,
President and CEO

Vancouver, British Columbia
December 4, 2001

CHAMPION RESOURCES INC.

1320-885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

CHAMPION RESOURCES INC.

(INCORPORATED UNDER THE LAWS OF BRITISH COLUMBIA)

INFORMATION CIRCULAR

(As at November 30, 2001, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of CHAMPION RESOURCES INC. (the "Company") for use at the extraordinary general meeting of the Company to be held on January 10, 2002 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares

(Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Investor Services Inc.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 36,753,940 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on December 6, 2001 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

The following table sets forth the only persons who, to the knowledge of the directors and officers of the Company, beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation:

Name and Address	Number of Shares	Percentage
Lundin, Adolf H. Geneva, Switzerland	4,450,000	12.1%

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals who were, as at December 31, 2000 the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively "the Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Michael D. McInnis (former, President / CEO)(1)	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	106,200 53,983 Nil	Nil 450,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard P. Clark, President /CEO(2)	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	45,000 Nil Nil	400,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NOTES TO SUMMARY COMPENSATION TABLE

(1) Mr. Michael D. McInnis resigned as President and CEO of the Company effective June 21, 2000. During the period January 1 to August 14, 2000, Mr. McInnis was remunerated at the rate of $55/hour. During the period August 15, 2000 to February 28, 2001, Mr. McInnis was remunerated at the rate of $8,000 per month. Effective March 1, 2001 Mr. McInnis' previous remuneration of $55/hour was reinstated.

(2) Mr. Richard P. Clark was appointed President and CEO of the Company effective June 21, 2000. During the period August 15, 2000 to February 28, 2001, the Company paid 456658 BC Ltd., a private company owned by Catherine Clark, the spouse of Mr. Clark, the sum of $10,000 per month. Effective March 1, 2001, this amount was reduced to $5,000 per month.

Long Term Incentive Plan Awards (LTIP)

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities).

Option Grants During The Most Recently Completed Financial Year

The Named Executive Officers are eligible to participate in the Company's Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan was established by the Board on April 8, 1998 and ratified and approved by members on June

24, 1998. The Stock Option Plan was subsequently amended by the Board on May 17, 1999 and further ratified and approved by members on June 22, 1999.

The following table sets forth stock options granted under the Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/SARs Granted① (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price② ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Richard P. Clark, President/CEO	100,000 300,000	7.1% 21.4%	$0.70 $0.72	$0.70 $0.72	April 19/05 April 24/05
Michael D. McInnis, (former President/CEO)	Nil	N/A	N/A	N/A	N/A

①These options were granted pursuant to the Company's Incentive Stock Option Plan which provides for vesting on the basis of 20% of the total number of shares under option on the date of the grant and an additional 10% every three months thereafter. Only those shares that have vested may be exercised.

②The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchanges or such other price as may be agreed to by the Company and approved by such stock exchange.

Option & SAR Repricings

None of the incentive stock options granted to the Named Executive Officer were repriced during the most recently completed financial year.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard P. Clark, President/CEO	Nil	Nil	260,000	140,000	Nil	Nil
Michael D. McInnis (former, President/CEO)	Nil	Nil	450,000	Nil	Nil	Nil

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have not entered into any employment contracts directly with any Named Executive Officer. Effective August 15, 2000 the Company entered into an arrangement with 456658 BC Ltd., a private company owned by Catherine Clark, the spouse of Mr. Richard P. Clark, pursuant to which 456658 BC Ltd. agreed to provide the services of Mr. Clark to the Company.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

COMPENSATION OF DIRECTORS

Standard Compensation Arrangements

There are no standard arrangements in place pursuant to which directors are compensated by the Company for their services in their capacity as directors, nor are any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Company.

Other Arrangements

None of the directors of the Company were compensated in their capacity as director by the Company during the most recently completed financial year pursuant to any other arrangement or in lieu of any standard arrangement.

Compensation for Services

During the recently-completed financial year, the Company paid $30,000 to Mr. Adolf H. Lundin in return for Mr. Lundin providing financial and administrative services to the Company. This arrangement was terminated April 15, 2000.

Effective August 15, 2000, the Company entered into an arrangement with Atacama Minerals Corp. ("AAM") for professional services provided by Mr. Paul K. Conibear, a director of both AAM and the Company. Under the arrangement, the Company reimburses AAM at the rate of $100 per hour for the services provided to the Company by Mr. Conibear. AAM is a publicly-traded company of which Mr. Richard P. Clark is also an officer and director. AAM has similar arrangements with other companies for the provision of Mr. Conibear's services and therefore the Company is unable to determine what portion, if any, of the compensation paid by AAM to Mr. Conibear is attributable to the services he provides to the Company.

During the recently-completed financial year, Mr. Richard Bailes and Mr. James McKinney were compensated, directly or indirectly, for providing technical services to the Company. Messrs. Bailes and McKinney were paid $57,030 and $77,672, respectively, for such services. No other director was compensated either directly or indirectly by the Company and its subsidiaries during the most recently completed financial year for services as consultants or experts.

Other Compensation

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)①②	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)②	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Richard J. Bailes, Director	100,000	7.1%	$0.70	$0.70	Jan. 4/00	Jan. 4/05
Paul K. Conibear, Director	200,000	14.2%	$0.72	$0.72	Aug. 24/00	Aug. 24/05
Adolf H. Lundin, Director	100,000 300,000	7.1% 21.4%	$0.70 $0.72	$0.70 $0.72	Apr. 19/00 Aug. 24/00	Apr. 19/05 Aug. 24/05
James McKinney, Director	25,000	1.8%	$0.70	$0.70	May 5/00	May 5/05

①These options were granted pursuant to the Company's Incentive Stock Option Plan which provides for vesting on the basis of 20% of the total number of shares under option on the date of the grant and an additional 10% every three months thereafter. Only those shares that have vested may be exercised.

②The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchanges or such other price as may be agreed to by the Company and approved by such stock exchange.

On January 04, 2000, Mr. Richard Bailes acquired 100,000 common shares of the Company pursuant to the exercise of incentive stock options granted to him on April 1, 1998. The exercise price of Mr. Bailes' option was $0.15 per share. The average trading price of the Company's shares as traded on the Canadian Venture Exchange during the thirty (30) day period preceding the date of exercise was $0.74 per share.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness of any director, executive officer, senior officer, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company or associate or affiliate of an insider of the Company has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company except as follows:

(a) Insiders of the Company participated in the private placement of 1,870,000 units at $0.61 per unit. Each unit consisted of one share and one non-transferable share purchase warrant; each one warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of two (2) years at a price of $0.76 per share. Insiders purchased in the aggregate 175,000 units.

(b) Insiders of the Company participated in the private placement of 2,400,000 units at $0.52 per unit. Each unit consisted of one share and one-non transferable share purchase warrant; each one warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of two (2) years at a price of $0.52 per share during the first year and at a price of $0.65 per share during the second year. Insiders purchased in the aggregate 290,000 units.

(c) Subsequent to the recently completed financial year end, insiders of the Company participated in the private placement of 3,120,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half of a non-transferable share purchase warrant; each whole warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of one year at a price of $0.25 per share. Insiders purchased in the aggregate 2,120,000 units.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

SHARE CONSOLIDATION AND INCREASE OF AUTHORIZED SHARE CAPITAL

The Board of Directors of the Company has unanimously concluded that consolidation of the Company's share capital is essential in order to improve the marketability of the Company's shares and to facilitate future financings. The Board's decision to recommend consolidation of the Company's share capital to the shareholders was based upon various factors, including the Company's financial condition, current depressed market conditions, and the Company's inability to secure an industry partner to proceed with development of the Company's Farim phosphate project in Guinea Bissau, despite concerted efforts in that regard over the past two years.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve a consolidation of the Company's common share capital on a one-for-ten basis. The Company does not propose to change its name in conjunction with the consolidation. The resolution approving the consolidation, the text of which is set forth below, is considered to be a special resolution in accordance with section 231(1) of the British Columbia Company Act (the "BCCA") and, accordingly, must be approved by a majority of not less than 75% of the votes cast by the shareholders who vote in respect of the special resolution at the Meeting.

In addition to shareholders' approval, the consolidation is subject to acceptance by the Canadian Venture Exchange (the "CDNX"). The CDNX will not accept the consolidation unless the Company will continue to meet its tier maintenance requirements relating to shareholder distribution after the consolidation.

After giving effect to the consolidation, the number of issued and outstanding common shares of the Company will be altered from 36,753,940 common shares without par value to approximately 3,675,394 common shares without par value. Fractions of a share will be rounded off to the next nearest full share.

In order to provide sufficient authorized capital for future share capital requirements after consolidation of its common shares, the Board of Directors is proposing that the authorized capital of the Company be increased from 10,000,000 common shares (post-consolidation shares) without par value to 100,000,000 common shares without par value, all shares issued and unissued ranking pari passu. The resolution approving the increase in authorized capital, the text of which is set forth below, is considered to be a special resolution in accordance with section 230(1) of the BCCA and, accordingly, must be approved by a majority of not less than 75% of the votes cast by the shareholders who vote in respect of the special resolution at the Meeting.

The consolidation will not proceed if it is not approved by the shareholders of the Company or in the event the consolidation is not accepted by the CDNX. The consolidation shall also not proceed if, subsequent to the Meeting, the Board of Directors determines that it would not be in the best interests of the Company to effect the consolidation.

Shareholders of the Company will be asked to consider and, if deemed advisable, to approve the following special resolution in respect of the proposed consolidation and increase of authorized capital:

"NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the authorized capital of the Company be altered by consolidating all of the 100,000,000 common shares without par value into 10,000,000 common shares without par value, each share being consolidated at a ratio of ten (10) to one (1); and thereafter the authorized capital be increased by creating 90,000,000 post-consolidated common shares without par value so that the resulting authorized capital of the Company be comprised of 100,000,000 common shares without par value, all shares issued and unissued ranking pari passu;

(b) if, as a result of the consolidation, a holder of common shares would otherwise be entitled to a fraction of a common share, the number of post-consolidated common shares issuable to such holder shall be rounded up to the next highest whole number;

(c) paragraph 2 of the Memorandum of the Company be altered by deleting in its entirety and substituting the following therefor:

"2. The authorized capital of the Company consists of One Hundred Million (100,000,000) common shares without par value."

(d) any one director or one officer of the Company be, and is hereby authorized, empowered and instructed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments and to do or to cause to be done all such other acts and things as such one director or one officer of the Company shall determine to be necessary or desirable in order to carry out the intent of this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such action or thing; and

(e) notwithstanding the passage of this special resolution by the members of the Company, the board of directors of the Company, without further notice to or approval of the members of the Company, may decide not to proceed with the consolidation or may revoke this special resolution at any time prior to the consolidation becoming effective."

ADVANCE APPROVAL OF PRIVATE PLACEMENT AND CHANGE OF CONTROL OF THE COMPANY

The Company may undertake one or more financings over the next 12 months and although the Company is not certain of the form that such financings may take, the Company anticipates that one or more of such financings may be structured as a rights offering or other form of private placement of common shares (or shares, warrants, options or other securities convertible into, or exercisable for, common shares). In this regard, the Company is seeking advance approval to the issuance of up to 100% of the issued and outstanding common shares in the capital of the Company.

With respect to one or more financings being in the form of a private placement other than a rights offering, under the rules of the Canadian Venture Exchange ("CDNX"), the aggregate number of shares of a listed company which may be issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 20% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "CDNX 20% Rule"), unless there has been shareholder approval of such transaction.

The application of the CDNX 20% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by way of private placements of its securities. The CDNX has a working practice that it will accept advance approval of shareholders in anticipation of private placements that may exceed the CDNX 20% Rule, provided that such private placements are completed within twelve months of the date such advance shareholder approval is given.

There are 36,753,940 pre-consolidation common shares outstanding as of November 30, 2001. The Company proposes that the maximum number of common shares which would be subject to issuance under one or more private placements in the twelve-month period commencing on January 10, 2002, would be 36,753,940 pre-consolidation common shares, or approximately 100% of the Company's presently issued and outstanding pre-consolidation common shares.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) prior notice (a "Notice") of the proposed private placement must be given to the CDNX;
(b) it cannot materially affect control of the Company (please see the text following);
(c) it must be completed within a 12-month period following the date the advance shareholder approval is given; and
(d) it must comply with the private placement pricing rules of the CDNX.

If advance shareholder approval is not obtained, the CDNX will not approve any private placements which result in the issuance or possible issuance of a number of shares which contravenes the CDNX 20% Rule, without specific shareholder approval of the particular private placement. Such restriction could impede the Company's timely access to required funds.

In order to become effective, the advance approval of private placements that may exceed the CDNX 20% Rule must be approved by an ordinary resolution passed by a simple majority of the votes cast by the shareholders in respect of such resolution.

Furthermore, CDNX policy requires shareholder approval of a transaction that may result in the number of shares held by any individual or corporation, or combination of any individuals or corporations acting in concert by virtue of an agreement, arrangement, commitment or understanding, amounting to more than 20% of the common shares of the Company (a "Change of Control"). The issuance of a private placement or another form of financing or both may result in, or may be part of a transaction involving, a Change of Control of the Company.

Accordingly, at the Meeting the shareholders will be asked to pass an ordinary resolution approving the issuance of one or more private placements of up to 100% of the issued and outstanding common shares in the capital of the Company and a Change of Control of the Company that may occur as a result of such private placement.

Shareholders of the Company will be asked to consider and, if deemed advisable, to approve the following ordinary resolution in respect of advance approval of private placements and a change of control:

"NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a) the issuance by the Company, through one or more private placements during the twelve month period commencing January 10, 2002, of such number of securities that would result in the Company issuing or making issuable the number of common shares aggregating up to 100% of the number of issued and outstanding common shares in the capital of the Company issuable following the Extraordinary General Meeting of the shareholders of the Company, to be held on January 10, 2002, as more particularly described in the Company's Information Circular dated November 30, 2001, be and is hereby approved.

(b) the Company be authorized to proceed with one or more rights offerings or other private placement transactions that may result in the number of common shares held by an individual or corporation, or combination of any individuals or corporations acting in concert by virtue of an agreement, arrangement, commitment or understanding, amounting to more than 20% of the common shares in the capital of the Company."

OTHER BUSINESS

Other than the matters referred to in the notice of meeting, management is not aware of any other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

APPROVAL OF THIS CIRCULAR

The contents and the distribution of this management proxy circular have been approved by the board of directors of the Company.

DATED as of the 4th day of December, 2001.

Richard P. Clark,
President

CHAMPION RESOURCES INC.

1320 - 885 West Georgia Street • Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250

PROXY

Extraordinary General Meeting – January 10, 2002
THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned member of CHAMPION RESOURCES INC. (the "Company") hereby appoints Richard P. Clark, President and CEO of the Company, or failing him, Paul K. Conibear, Vice-President, Operations of the Company, or failing him, Michael D. McInnis, a Director of the Company, or ______________________ as proxyholder for and on behalf of the undersigned to attend the Extraordinary General Meeting of the members of the Company to be held on Thursday, January 10, 2002 and at any adjournment or adjournments thereof and thereat, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS FOLLOWS:

1. To approve the following special resolutions:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the authorized capital of the Company be altered by consolidating all of the 100,000,000 common shares without par value into 10,000,000 common shares without par value, each share being consolidated at a ratio of ten (10) to one (1); and thereafter the authorized capital be increased by creating 90,000,000 post-consolidated common shares without par value so that the resulting authorized capital of the Company be comprised of 100,000,000 common shares without par value, all shares issued and unissued ranking pari passu;

(b) if, as a result of the consolidation, a holder of common shares would otherwise be entitled to a fraction of a common share, the number of post-consolidated common shares issuable to such holder shall be rounded up to the next highest whole number;

(c) paragraph 2 of the Memorandum of the Company be altered by deleting in its entirety and substituting the following therefor:

"2. The authorized capital of the Company consists of One Hundred Million (100,000,000) common shares without par value."

(d) any one director or one officer of the Company be, and is hereby authorized, empowered and instructed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments and to do or to cause to be done all such other acts and things as such one director or one officer of the Company shall determine to be necessary or desirable in order to carry out the intent of this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such action or thing; and

(e) notwithstanding the passage of this special resolution by the members of the Company, the board of directors of the Company, without further notice to or approval of the members of the Company, may decide not to proceed with the consolidation or may revoke this special resolution at any time prior to the consolidation becoming effective."

IN FAVOUR ☐ AGAINST ☐

2. To approve the ordinary resolution approving, in advance, of any private placement and the change of control of the Company that may occur as a result of such private placement, including a rights offering.

IN FAVOUR ☐ AGAINST ☐

IF ANY AMENDMENTS OR VARIATIONS TO THE SPECIAL RESOLUTION, INCLUDING THE CONSOLIDATION RATIO, ARE TO BE VOTED ON, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Please sign here: ______________________

Date: ______________________

Number of Shares Held ______________________
(If left blank, all shares registered in your name will be deemed to be represented by this proxy.)

SEC MAIL RECEIVED PROCESSING SECTION APR 30 2002 WASH. D.C. 155

This proxy form is not valid unless it is signed and dated. If this proxy form is undated it shall be deemed to be dated the date of mailing of the accompanying Information Circular.

To be valid, this proxy form DULY EXECUTED AND DATED must arrive at the offices of the Company's transfer agent, Computershare Investor Services Inc. not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. The chairman of the meeting has the discretion to accept proxies filed less than 48 hours before the date of the meeting. The mailing address of Computershare Investor Services Inc. is 510 Burrard Street, Vancouver, B.C., V6C 3B9 and its fax number is (604) 683-3694.

(Please see other side of page)

INSTRUCTIONS FOR COMPLETION OF PROXY

1. THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

2. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the member, the proxy will be deemed to be dated the date of mailing of the accompanying Information Circular.

3. (i) **If a registered member wishes to attend the meeting to vote on the resolutions in person,** register your attendance with the Company's scrutineers at the meeting.
   (ii) **If the securities of a member are held by a financial institution and the member wishes to attend the meeting to vote on the resolutions in person,** cross off the management appointee name or names, insert the member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the meeting, a vote will be taken on each of the resolutions as set out in this proxy form and the member's vote will be counted at that time.

4. **If a member cannot attend the meeting but wishes to vote on the resolutions, the member can appoint another person,** who need not be a member of the Company, to vote according to the member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the member, this proxy form confers discretionary authority upon the member's appointed proxyholder.

5. **If the member cannot attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named,** leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member on any poll of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the meeting if so authorized, the securities will be voted by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered member has returned the proxy form, the member may still attend the meeting and vote in person should the member later decide to do so. To attend and vote at the Meeting, the member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Investor Services Inc. by mail or fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment or adjournments thereof. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting. The mailing address of Computershare Investor Services Inc. is 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number is (604) 683-3694.

82-4286

CHAMPION RESOURCES INC.

NOTICE OF CONSOLIDATION OF SHARES

TO THE SHAREHOLDERS

At the Extraordinary General Meeting (the "Meeting") of the shareholders of Champion Resources Inc. (the "Company") held on January 10, 2002, shareholders approved, among other things, a special resolution to:

(a) alter the authorized capital of the Company by consolidating all of the 100,000,000 common shares without par value into 10,000,000 common shares without par value, each share being consolidated at a ratio of ten (10) to one (1); and thereafter increasing the authorized capital by creating 90,000,000 post-consolidated common shares without par value so that the resulting authorized capital of the Company be comprised of 100,000,000 common shares without par value, all shares issued and unissued ranking pari passu;

(b) provide that if, as a result of the consolidation, a holder of common shares would otherwise be entitled to a fraction of a common share, the number of post-consolidated common shares issuable to such holder shall be rounded up to the next highest whole number.

Following the Meeting, the necessary documents were filed with the Registrar of Companies, Province of British Columbia, under the *Company Act* (British Columbia), who issued certified copies of the same implementing the consolidation.

As a result of the consolidation of the share capital of the Company, shareholders are entitled to receive new share certificates representing common shares in the consolidated capital of the Company at a ratio of one post-consolidation common share for each ten common shares tendered.

Accompanying this Notice is a Letter of Transmittal. In order to obtain certificates representing the consolidated shares of the Company to which you are entitled, complete the Letter of Transmittal and return it as soon as possible, together with your present share certificate or certificates, in person or by registered mail, to Computershare Trust Company of Canada, the Company's Registrar and Transfer Agent. Please read carefully the explanatory notes on the reverse side of the Letter of Transmittal. Shareholders forwarding share certificates to Computershare Trust Company of Canada by mail are advised for their own protection to do so by registered mail. Any questions should be directed to the offices of Computershare listed in the Instructions portion of the Letter of Transmittal.

Yours truly,

CHAMPION RESOURCES INC.

Richard P. Clark, President

January 25, 2002

CHAMPION RESOURCES INC.

LETTER OF TRANSMITTAL - CONSOLIDATION

TO: Computershare Trust Company of Canada (the "Transfer Agent")
Champion Resources Inc. ("Champion")

RE: One for Ten Consolidation of Common Shares of Champion

The undersigned hereby represents and warrants that the undersigned is the owner of the common shares in the capital of Champion represented by the certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Common Shares	Registered in the Name of

Note: If the above space is insufficient, details may be listed on a separate schedule attached hereto.

The above-listed certificates are hereby surrendered in exchange for certificates representing common shares in the consolidated capital of Champion at a ratio of one post-consolidation common share for each ten common shares tendered. The undersigned acknowledges that no fractional shares will be issued and that the number of shares issuable will be rounded up to the nearest whole share.

The common shares will be registered in the name of the holder of the above shares as it appears on the register of Members maintained by the Transfer Agent, and will be mailed to the address recorded on such register unless the Transfer Agent receives this Letter of Transmittal with alternate delivery or registration instructions specified below (see instruction 1(d)):

Transfer to: Name (Please Print)	Social Insurance Number (or Taxpayer Identification Number U.S. Residents/Citizens only)	
Address		
City	Province	Postal Code
Telephone (Office)	(Home)	
Delivery Instructions (if different from above):	**OR**	☐ **Hold for Pick-Up**

Dated: ______________________________

____
Signature Guarantee
(if required-see Instruction 1(d))

____
Signature

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) Each person holding certificate(s) representing common shares must send or deliver this Letter of Transmittal duly completed and signed together with the certificate(s) described herein to Computershare Trust Company of Canada (the "Transfer Agent") at the office listed below.

(b) The method of delivery to the Transfer Agent is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(c) Certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any stock transfer power of attorney other than the one contained in the Letter of Transmittal.

(d) Certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with stock transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by a bank, a trust company or Medallion Guaranteed by a firm having membership in a recognized stock exchange, or in some other manner satisfactory to the Transfer Agent.

(e) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(f) Champion reserves the right if it so elects in its absolute discretion to instruct the Transfer Agent to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Certificates**

If a certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Transfer Agent together with a letter stating the loss. The Transfer Agent will contact you to advise of the replacement requirements and the indemnity and surety bond necessary to process the loss.

3. **Miscellaneous**

Additional copies of the Letter of Transmittal may be obtained from the Transfer Agent at the office listed below. Any questions should be directed to the Transfer Agent at 1-800-663-9097 or by email to caregistryinfo@computershare.com

4. **Office of the Transfer Agent**

By Mail	P. O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	**By Hand or Courier**	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions